Exhibit 99.1

GROWTH RENEWAL VALUE

Your invitation to be part of our 2017 Annual and Special Meeting of Shareholders.

DOMINION DIAMOND CORPORATION

DOMINION DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

For the
Annual and Special Meeting of Shareholders
June 13, 2017

_____________________________________

May 8, 2017

DOMINION DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Fellow Shareholders,

On behalf of the entire Board, I would like to thank all of our shareholders for your continued support. As stewards of your company and your capital, we remain focused on near term challenges and opportunities as well as long-term strategies that will result in increased value for the Company and our shareholders. We are committed to acting in the best interest of the Company and our shareholders by evaluating and executing on opportunities that fully recognize and enhance the value of Dominion Diamond Corporation’s unique assets.

We are pleased to invite you to attend our Annual and Special Meeting of Shareholders on Tuesday, June 13, 2017 at Shangri-La Hotel, Vancouver 1128 West Georgia Street, Conway Room Vancouver, British Columbia, Canada at 10:00 a.m. (Vancouver time). At this meeting, shareholders will be asked to, among other matters, elect the members of the Board of Directors and appoint the Company’s auditors. Whether or not you are able to attend in person, we invite you to read this circular. Your vote is important and you can vote by proxy on the Internet, by phone, by fax or by mail.

A Year of Progress

The past 12 months have marked a period of significant progress for Dominion Diamond Corporation as we continue to execute on our long-term strategy. Our focus remains squarely on optimizing our existing operations, advancing multiple near-term and longer-term development projects at the Ekati and Diavik mines, and investing in increased levels of exploration in the highly prospective Lac de Gras region. We are excited about the opportunity to leverage our infrastructure advantage in one of the world’s youngest and most prospective diamond mining districts.

Our pursuit of our strategic objectives is supported by our strong balance sheet. In addition to funding all of our organic growth projects and exploration work from internally generated cash flow, we have continued our commitment to return capital to shareholders. As part of our capital allocation strategy, we paid a semi-annual dividend of $0.20 and repurchased and retired approximately 3.4 million shares in fiscal 2017 for a total value of $40.9 million. In total, we returned $65.1 million to shareholders in fiscal 2017 through a combination of dividends and share repurchases.

This year also saw an unexpected challenge present itself in the diamond market as normal trading activity was disrupted by the demonetization of the Indian Rupee last November. While this weighed on our 2016 results, demand in the Indian retail jewelry market has proven to be resilient, and we anticipate a return to normal business conditions by the end of the second quarter of this calendar year.

Opportunities to Drive and Enhance Value

Our Board is keenly aware of the long-term value of the company and is committed to ensuring that shareholders realize that value. We are pursuing value creation on two parallel tracks.

First, supported by our strong balance sheet, we remain fully focused on our strategy of optimizing our operations, adding growth through our robust project development pipeline, and by investing to support our renewed exploration focus, while returning capital to shareholders.

Secondly, following an unsolicited expression of interest from another company, the Board of Directors formed a Special Committee to explore, review, and evaluate a range of potential strategic alternatives focused on maximizing shareholder value.

Working with the Company’s management team and advisors, the Special Committee will consider alternatives that could include the sale of the Company, a continuation of, or changes to, the current strategic plan, or other strategic transactions. The Board has not set a timetable for this strategic review process, nor has it made any decisions related to strategic alternatives at this time. While there can be no assurance that the exploration of strategic alternatives will result in any transaction or change in strategy, our commitment to maximizing value for the Company and our shareholders is clear.

On January 30, 2017, we announced that Mr. Brendan Bell was stepping down from his role as Chief Executive Officer, effective June 30, 2017. The Nominating & Corporate Governance Committee of the Board of Directors has begun a process to identify potential candidates to assume the role of CEO, and has engaged Korn Ferry to assist in the process. That process is well underway and several qualified candidates have been interviewed. No timetable for an appointment has been established and the Company will provide further updates as appropriate. I would like to take this opportunity to thank Brendan for his commitment and contributions to Dominion Diamond Corporation. Under his leadership, we approved the Jay project and took steps to extend the life of mine at Ekati. These accomplishments are significant and provide us with the flexibility to move forward with the implementation of our strategic plan.

Shareholder Outreach and Responsiveness

Our approach to corporate governance is thoughtful, forward-looking, and responsive to our shareholders. During Fiscal 2017, the Board of Directors completed a comprehensive renewal of its composition, resulting in the addition of six new directors. The new members achieved the goals of adding to Board deliberations, supplementing the Board’s capital markets and corporate development expertise, and providing insight into mid-stream and down-stream diamond market demand.

Over the past year we have increased our outreach to shareholders both in terms of scope and frequency, and will continue to do so in the future. We are committed to maintaining a high level of transparency and engagement with our shareholder base. Please feel free to contact us at the address below or by visiting our website.

On behalf of our entire Board of Directors and nearly 1,000 employees, I want to thank you for your continued support and investment in Dominion Diamond Corporation.

Sincerely,

James K. Gowans
Chair

DOMINION DIAMOND CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of DOMINION DIAMOND CORPORATION (the “Corporation”) will be held at the Shangri-La Hotel, Vancouver 1128 West Georgia Street, Conway Room Vancouver, British Columbia, Canada at 10:00 a.m. Vancouver time on Tuesday, June 13, 2017, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2017, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, to approve, with or without variation, a resolution to ratify and confirm amendments to By-Law No. 1 of the Corporation, reflecting evolving corporate governance practices, as disclosed in the Management Proxy Circular of the Corporation;

5.

to consider and, if thought fit, to approve, with or without variation, a resolution to ratify and confirm the Advance Notice By-Law of the Corporation, adopting advance notice requirements for nominations of directors by shareholders, as disclosed in the Management Proxy Circular of the Corporation;

6.	to consider and, if thought fit, to approve an advisory resolution on the Corporation’s approach to executive compensation, as disclosed in the Management Proxy Circular of the Corporation; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted may still attend the Meeting. You may vote online at www.cstvotemyproxy.com, or by returning a completed form of proxy by mail, fax or email. Instructions on how to vote online and how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by the Proxy Department of CST Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxy@canstockta.com, or by fax to 1-866-781-3111 or outside Canada and U.S. to 416-368-2502, no later than 1:00 p.m. (Toronto time) on June 9, 2017, or if the Meeting is adjourned, no later than 1:00 p.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by toll-free telephone in North America at 1-888-518-6805 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

BY ORDER OF THE BOARD

Jill Rowe
Corporate Secretary
May 8, 2017

DOMINION DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

All information is as of May 8, 2017 and all dollar figures are in United States dollars, unless otherwise indicated

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

At the Annual and Special Meeting of Shareholders (the “Meeting”), shareholders are voting on the election of directors to the board of directors (the “Board”) of Dominion Diamond Corporation (the “Corporation”), the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors, the resolution to ratify and confirm amendments to By-Law No. 1 of the Corporation, reflecting evolving corporate governance practices; the resolution to confirm the Advance Notice By-Law of the Corporation, adopting advance notice requirements for nominations of directors by shareholders, and the advisory resolution to accept the Corporation’s approach to executive compensation, all as disclosed in this Management Proxy Circular.

Q:	Who is entitled to vote?

A:

If you owned your Common Shares as at the close of business on May 11, 2017 (the “Record Date”), you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

Q:	How do I vote?

A:

You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may vote online at: www.cstvotemyproxy.com, or sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting. If your Common Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other) (a “beneficial shareholder”), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold. For your Common Shares to be voted, please follow the voting instructions provided by your nominee.

Additionally, the Corporation may use Broadridge’s QuickVote service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale Advisors (“Kingsdale”) to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the Meeting. Additional Information for Beneficial Shareholders:

There are two kinds of beneficial shareholders: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners), and those who do not object to their name being made known to the issuers of the securities which they own (called “NOBOs” for Non-Objecting Beneficial Owners).

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation is distributing copies of proxy-related materials in connection with the Meeting directly to NOBOs of Common Shares and the Corporation intends to pay for delivery to OBOs. The Corporation is not relying on the notice-and-access delivery procedures set out in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. If you are an OBO, unless you have waived your rights to receive these materials, intermediaries are required to deliver them to you as a beneficial shareholder and to seek your instructions as to how to vote your Common Shares. Often, intermediaries will use a service company to forward these Meeting materials to beneficial shareholders.

OBOs who requested to receive Meeting materials will typically be given the ability to provide voting instructions in one of two ways. Usually an OBO will be given a voting instruction form which must be completed and signed by the OBO in accordance with the instructions provided by the nominee. In this case, you cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the nominee (which in some cases may allow the completion of the voting instruction form by telephone or the Internet). Occasionally, however, an OBO may be given a proxy that has already been signed by the nominee. This form of proxy is restricted to the number of Common Shares owned by the OBO. In this case, you can complete the proxy and vote as described on the proxy.

The purpose of these procedures is to allow beneficial shareholders to direct the voting of the Common Shares that they own but that are not registered in their name. Should a beneficial shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the beneficial shareholder, in the case of a form of proxy, should strike out the persons named in the form of proxy as the proxy holder and insert the name of the beneficial shareholder or the name of such other person in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the nominee. In either case, Beneficial Shareholders should carefully follow the instructions provided by the nominee and should contact the nominee promptly if they need assistance.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

If your Common Shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees or advisors of the Corporation.

The Corporation has engaged Kingsdale as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately CDN$40,000 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. Shareholders can contact Kingsdale either by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-888-518-6805 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to Chuck Strahl or David Smith, each of whom is a director of the Corporation, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my Common Shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the accompanying form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CST Trust Company.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, CST Trust Company, in the envelope provided, or by email to proxy@canstockta.com, or by fax to 1-866-781-3111 or outside Canada and U.S. to 416-368-2502, so that it arrives no later than 1:00 p.m. (Eastern Standard Time) on Friday, June 9, 2017 to record your vote. If your Common Shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, June 12, 2017 or to the Chair on the day of the Meeting, Tuesday, June 13, 2017, or any adjournment of the Meeting.

Dominion Diamond Corporation
c/o 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6
Attention:     Jill Rowe     Fax No.:     416-350-3510

Q:	How will my Common Shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your Common Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board as described herein, the appointment of auditors, the resolution to ratify and confirm amendments to By-Law No. 1 of the Corporation, reflecting evolving corporate governance practices; the resolution to confirm the Advance Notice By-Law of the Corporation, adopting advance notice requirements for nominations of directors by shareholders, and the advisory resolution to accept the Corporation’s approach to executive compensation, all as disclosed in this Management Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:

As of the date of this Management Proxy Circular, there were 80,688,157 Common Shares issued and outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date. To the knowledge of the directors and senior officers of the Corporation, as of date hereof, there are no parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, CST Trust Company, counts and tabulates the proxies, this is done independently of the Corporation. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law. Confidentiality may also be lost if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent and registrar by mail at:

CST Trust Company, P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3
Telephone:     1-800-387-0825 or outside Canada and U.S. 416-682-3860
Fax:                  1-888-249-6189 or outside Canada and U.S. 514-985-8843
E-mail:              inquiries@canstockta.com     Website:     www.canstockta.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Certain dollar amounts reported in the various tables in this Management Proxy Circular that were originally incurred in Canadian dollars have been converted, as applicable, into United States dollars as follows:

1.

The Canadian currency exchange rate, being the rate for exchanging a Canadian dollar into a United States dollar, (the “Exchange Rate”) was obtained from the Bank of Canada closing rates for the applicable dates listed below, which rates were as follows:

(a)	the Exchange Rate for February 1, 2016 (the “Year-Beginning Exchange Rate”) was 0.7179;
(b)	the Exchange Rate for January 31, 2017 (the “Year-End Exchange Rate”) was 0.7685;
(c)	the Average Exchange Rate for the fiscal period February 1, 2016 to January 31, 2017 (the “Average Exchange Rate”) was 0.7597;
(d)	the Exchange Rate for April 29, July 29, and October 31, 2016 and January 31, 2017 (each, a “Quarterly Exchange Rate”) was 0.7969, 0.7659, 0.7457 and 0.7685, respectively; and
(e)	the Exchange Rate for April 19, 2017 (the “April Exchange Rate”) was 0.7424.

2.

The dollar amounts shown for deferred share units (“DSUs”) granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis, converted into United States dollars using the corresponding Average Exchange Rate.

4.	The value of restricted share units (“RSUs”) granted to Named Executive Officers was converted into United States dollars using the Exchange Rate at the date of the grant.

5.	The value of outstanding RSUs of Named Executive Officers was converted into United States dollars using the Year-End Exchange Rate.

6.	Cash compensation paid to Named Executive Officers, was converted into United States dollars using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2017 are included in the 2017 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be twelve. There are currently eight directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act (“CBCA”), or he or she becomes disqualified to act as a director. The Board has fixed the number of directors to be elected at the Meeting at eight.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found on pages 20 to 25 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). Information regarding Director Compensation can be found on pages 25 to 31 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards”). Attendance at Board and Committee meetings by directors holding office during the fiscal period ended January 31, 2017 (“Fiscal 2017”), can be found on page 31 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

To the knowledge of the Corporation, other than as set forth below, no person nominated for election as a director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Clow, a director of the Company, was a director of Campbell Resources Inc. ("Campbell Resources") in 2005 when that company filed for protection under the Companies Creditors' Arrangement Act (Canada) (the "CCAA"). Mr. Clow ceased to be a director of Campbell Resources on November 14, 2008, prior to Campbell Resources filing for protection from its creditors under the CCAA for a second time, on January 28, 2009.

Majority Voting Policy

On January 14, 2009, the Board adopted a majority voting policy (the “Majority Voting Policy”), which was amended on January 14, 2015, April 13, 2016 and March 9, 2017. The Majority Voting Policy requires that in an uncontested election, any nominee who receives a greater number of votes ‘‘withheld’’ than “for” shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting. The Nominating & Corporate Governance Committee shall consider the resignation and recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee and must accept the resignation of the director absent exceptional circumstances, and announce in a press release the Board’s determination (and the reasons for rejecting the resignation, if applicable) within 90 days following the date of the Meeting. A full description of the Majority Voting Policy is included in Schedule 1 of this Management Proxy Circular.

Board of Directors Diversity Policy

On January 14, 2015 the Board adopted a Board of Directors diversity policy (the “Diversity Policy”), which was reconfirmed on January 20, 2016 and amended on March 9, 2017. The Board is committed to continued growth and development with respect to diversity among its board members and senior management. In addition, the Board is committed to ensuring that its members are reflective of diverse professional experience, skills, knowledge and other attributes that are essential to its successful operation and the achievement of the Corporation’s current and future plans and objectives.

When identifying candidates to nominate for election to the Board or recommend for appointment as senior management, the primary objectives of the Board and the Nominating & Corporate Governance Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities, having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments.

In furtherance of the Corporation’s commitment to diversity, the Board and the Nominating & Corporate Governance Committee will have due regard for the need to identify and promote individuals who are reflective of diversity for nomination for election to the Board and appointment as senior management, including requiring that director candidates considered include women and candidates from diverse backgrounds to ensure that its recruiting processes are likely to increase the representation of women and candidates from diverse backgrounds on the Board.

The Board believes that its members have the expertise, skills, geographic representation, diversity, and size to make effective decisions. A full description of the Board of Directors Diversity Policy is included in Schedule 1 of this Management Proxy Circular.

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Fees paid to KPMG LLP during the years ended January 31, 2016 and 2017 were as follows:

	2017 ($)	2016 ($)
Audit Fees(1)	1,143,100	927,000
Audit Related Fees(2)	44,500	33,300
Tax Fees(3)	-	77,500
All Other Fees(4)	-	-
TOTAL	1,187,600	1,037,800

(1)

Audit fees were for professional services rendered by KPMG LLP for the audit of the Corporation’s annual consolidated financial statements and services provided in connection with statutory and regulatory filings or engagements and interim reviews. Base audit fees during the year ended January 31, 2016 and 2017 were identical; the additional fees for the year ended January 31, 2017 arose from a number of special projects, including advice related to reporting under the Extractive Sector Transparency Measures Act.

(2)	Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the financial statements that are not reported under “Audit Fees” above.
(3)

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

(4)	All Other Fees include services other than the audit fees, audit-related fees and tax fees described.

The Audit Committee negotiates with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees and accordingly 100% of the Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee. The Audit Committee has adopted a policy for the pre-approval of specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.

The Corporation’s Audit Committee has implemented a policy restricting the services that may be provided by the Corporation’s auditors and the fees paid to the Corporation’s auditors. Prior to the engagement of the Corporation’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2017, were pre-approved by the Corporation’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Corporation.

Confirmation of Amendments to the Corporation’s By-Law No. 1

On May 6, 2017, in light of evolving corporate governance practices, the Board approved amendments to the Corporation’s By-Law No.1 (the “By-Law Amendments”). The By-Law Amendments must be ratified by the shareholders at the Meeting to continue to have effect after the Meeting. The By-Law Amendments are described in more detail below.

Quorum

The By-Law Amendments increased the quorum required for the transaction of business at any meeting of shareholders from two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such shareholder and together holding or representing in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting, to two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such shareholder and together holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting.

Designation of Chair and Removal of Chairman’s Casting Votes

The By-Law Amendments removed the Chair’s entitlement to a second vote or casting vote in the case of an equality of votes at a meeting of the Board. The By-Law Amendments also removed the Chair’s entitlement to a second vote or casting vote in the case of an equality of votes at a meeting of shareholders, and provided the Board with additional flexibility in the appointment of a chairperson for a meeting of shareholders.

The above summary is qualified in its entirety by the full text of the By-Law Amendments which is set out in Schedule 2 to this Management Proxy Circular. We encourage shareholders to read the full text of the By-Law Amendments before voting on this resolution. The full text of the By-Law Amendments will also be filed under the Corporation’s profile on SEDAR at www.sedar.com.

Shareholders will be asked at the Meeting to approve the following resolution (the “By-Law Amendments Resolution”), with or without variation, relating to the ratification and confirmation of the By-Law Amendments as described above:

BE IT RESOLVED THAT:

1.

the amendments to By-Law No. 1 of the Corporation in the form adopted by the Board on May 6, 2017 and reflected in Schedule 2 to the Management Information Circular dated May 8, 2017, are hereby ratified and confirmed; and

2.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

The Board recommends a vote FOR the By-Law Amendments Resolution confirming and ratifying the By-Law Amendments. Unless a shareholder directs that his or her Common Shares are to be voted against the By-Law Amendments Resolution, the Board representatives designated in the enclosed form of proxy intend to vote FOR the By-Law Amendments Resolution. If approval is not obtained at the Meeting, the Corporation’s By-Law No.1 will remain effective in its unamended form.

Confirmation of Advance Notice By-Law

On May 6, 2017, in light of evolving corporate governance practices, the Board approved the adoption of the Advance Notice By-Law, which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA.

The requirements and procedures set forth in the Advance Notice By-Law will not apply to the Meeting. If the Advance Notice By-Law is not ratified by shareholders at the Meeting, it will not be effective.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve an ordinary resolution confirming and ratifying the Advance Notice By-Law. In general, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that the shareholder must include for the notice to be valid. To be timely, a shareholder wishing to nominate a director must provide notice to the Corporation within the following time periods:

•

in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not later than the close of business on the 30th day before the date of the meeting provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, notice to the Corporation must be given no later than the close of business on the 10th day following such public announcement; and

•

in the case of a special meeting of shareholders (which is not also an annual meeting) called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

The Advance Notice By-Law authorizes the chairman of any meeting of shareholders to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination be disregarded. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-Law.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Corporation with the opportunity to confirm the eligibility of a proposed director to serve as a director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s decision regarding such proposed nominee. The proposed timing for the delivery of a notice under the Advance Notice By-Law and the information that must be submitted are in keeping with recognized good governance principles.

The Board believes that the Advance Notice By-Law will benefit shareholders by:

•	facilitating an orderly and efficient meeting process;

•	treating all shareholders fairly by providing timely and adequate notice of director nominations;

•	allowing the Corporation and its shareholders to evaluate the proposed nominees’ qualifications and suitability as a director of the Corporation; and

•	allowing shareholders to cast an informed vote for the election of directors.

The above summary is qualified in its entirety by the full text of the Advance Notice By-Law which is set out in Schedule 3 to this Management Proxy Circular. We encourage shareholders to read the full text of the Advance Notice By-Law before voting on this resolution.

Shareholders will be asked at the Meeting to approve the following resolution (the “Advance Notice Resolution”), with or without variation, relating to the ratification and confirmation of the Advance Notice By-Law as described above:

BE IT RESOLVED THAT:

1.	the Advance Notice By-Law, in the form adopted by the Board, and as set out in Schedule 3 of the Management Proxy Circular of the Corporation dated May 8, 2017, is hereby ratified and confirmed; and

2.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

The Board recommends a vote FOR the Advance Notice Resolution confirming and ratifying the Advance Notice By-Law. Unless a shareholder directs that his or her Common Shares are to be voted against the Advance Notice Resolution, the Board representatives designated in the enclosed form of proxy intend to vote FOR the Advance Notice Resolution. If the Advance Notice By-Law is not confirmed and ratified by shareholders at the Meeting, it will not be effective.

Shareholder Advisory Vote on Approach to Executive Compensation

The Board will hold an advisory shareholder vote on the Corporation’s approach to executive compensation (say on pay) annually and is submitting to shareholders a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation, through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2017 Annual and Special Meeting of shareholders.”

The “Compensation Discussion and Analysis” found on pages 39 to 50 of this Management Proxy Circular discusses the Corporation’s compensation philosophy and strategy, the components of the Corporation’s compensation programs, mix of compensation elements, and how compensation is determined. The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

•	Compensation programs are aligned with Management’s fundamental objective which is to maximize long-term shareholder value;

•	A significant portion of executive officer compensation is contingent on performance; and

•	Compensation levels and programs should support recruitment and retention of key employees.

Since this vote is advisory, it will not be binding upon the Board. However, the Board, and in particular, the Human Resources & Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation and when considering future compensation policies, procedures and decisions. At the 2016 annual meeting of shareholders, 88.80% of votes were in favour of that year’s say on pay resolution.

The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director	Biography
James K. Gowans(1) Age: 65 Surrey, BC, Canada Chair Director since 2016 Independent(2)

James Gowans brings over 35 years of practical management experience in most aspects of the mining industry, including exploration, major projects, operations and human resources, as well as extensive leadership experience both in Canada and internationally. Mr. Gowans’ considerable expertise is a critical asset to the Board. He has extensive mining experience in Canada and internationally and also brings significant experience in the areas of corporate and social responsibility, safety, health and environment and operational excellence. Appointed as Chair in April 2016, Mr. Gowans is currently President and Chief Executive Officer of Arizona Mining Inc., a junior exploration company. His primary focus in that role is on marketing and business development, investor relations and execution of the company strategy. Arizona Mining is focused on the exploration and development of two projects and its chief operating officer oversees the exploration work. It also employs an executive chairman, who shares the responsibility for business development with Mr. Gowans.

Prior to joining Arizona, Mr. Gowans was with Barrick Gold Corporation before retiring at the end of 2015 from his last position as Senior Advisor to the Chairman and where he also served in the roles of Co-President, Executive Vice-President and Chief Operating Officer. Mr. Gowans has held various senior roles for a number of major mining companies including, the De Beers Group, including Chief Executive Officer of De Beers Canada, Debswana Diamond Company, Cominco (now Teck), Placer Dome and Inco. Mr. Gowans is a former Chair of the Mining Association of Canada (MAC), and is the Past-President of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). He currently serves on the board of directors of Cameco Inc., Gedex Inc., and Arizona Mining Inc. Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia.

Mr. Gowans had a 100% attendance record in the past year, attending all board and committee meetings.
	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	Nil
	Metals and Mining		Stock Options:	Nil
			DSUs:	4,708
Board and Committee Attendance Record
	Board of Directors:	100%	Value of DSUs(9):	$58,786
	Audit:	100%(1)
	Health, Safety & Environmental:	100%(1)
	Human Resources & Compensation:	100%(1)
	Nominating & Corporate Governance:	100%(1)

Name of Director	Biography
Thomas A. Andruskevich(3)(5)(6) Age: 66 Ft. Lauderdale, FL, USA Director since 2016 Independent(2)

Thomas Andruskevich brings more than 30 years of experience in the jewelry, diamond and timepiece industry to the Board. Mr. Andruskevich is currently the Chairman and Chief Executive Officer of TAA Consulting, LLC and an Operating Partner for Jewelry and Timepieces at Marvin Traub Associates. As an Independent Business Advisor and Board Director, he provides strategic, luxury goods, retail and wholesale distribution, brand development and repositioning consulting services. He is also an Executive Partner of Comvest Partners, a private equity firm. Mr. Andruskevich has worked as a senior executive in the jewelry and luxury goods industry for over 30 years, including 16 years as the President & Chief Executive Officer of Birks & Mayors, Inc. (formerly Henry Birks & Sons) until 2012. Previously, he was the President and Chief Executive Officer of Mondi of America, and was Executive VP, International & Trade of Tiffany & Co, where he spent 12 years. Mr. Andruskevich has also held various leadership positions in jewelry industry trade organizations. He currently serves on the Board of Directors of Robbins Bros. Jewelry Acquisition Holdings, LLC, and served as a Director of VEREIT, Inc. until September 29, 2015. Mr. Andruskevich earned a Bachelor of Science in Business and Economics from Lehigh University.

	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	11,418
	Finance and Capital Markets		Stock Options:	Nil
	Jewelry, Diamond and Timepiece Industry		DSUs:	5,791

	Board and Committee Attendance Record		Value of Shares(8):	$142,578
	Board of Directors:	100%	Value of DSUs(9):	$72,315
	Audit:	100%
	Human Resources & Compensation:	100%
	Nominating & Corporate Governance:	100%
Graham G. Clow(4)(5) Age: 66 Toronto, ON, Canada Director since 2013 Independent(2)

Graham Clow brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years, he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. He currently serves on the board of Barrick Gold Corporation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University.

	Areas of Expertise		Securities Held
	International Business		Common Shares(7):	10,000
	Metals and Mining		Stock Options:	Nil
			DSUs:	20,738
	Board and Committee Attendance Record
	Board of Directors:	100%	Value of Shares(8):	$124,872
	Health, Safety & Environmental:	100%	Value of DSUs(9):	$258,962
	Human Resources & Compensation:	100%

Name of Director	Biography
Trudy Curran(3)(4) Age: 54 Calgary, AB, Canada Director since 2016 Independent(2)

Trudy Curran brings 30 years’ experience to the Board in mergers and acquisitions, financing and capital markets, executive compensation, and governance across a range of industries including oil and gas, mining and transportation. Ms. Curran served as an officer of Canadian Oil Sands Limited from 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and as a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a Director of Syncrude Canada Ltd., where she served as Chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran currently serves on the Board of Directors of Baytex Energy Corp. and is a member of its Audit Committee and its Nominating and Governance Committee. She also serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the board and the Finance and Audit Committee of Kids Cancer Care Foundation of Alberta. Ms. Curran holds a BA (with distinction) and a LLB (with distinction) from the University of Saskatchewan and is the recipient of the Governor General’s Bronze medal award. She also was named one of Canada’s top 100 Most Powerful Women in 2012.

	Areas of Expertise		Securities Held
	International Business		Common Shares(7):	Nil
	Metals and Mining		Stock Options:	Nil
	Finance and Capital Markets		DSUs:	Nil

	Board and Committee Attendance Record
	Board of Directors:	100%
	Audit:	100%
	Health, Safety & Environmental:	100%

Tim Dabson(3)(4)(6) Age: 62 London, UK Director since 2016 Independent(2)

Tim Dabson brings 35 years’ experience across the whole of the diamond industry value chain from manufacturing through distribution to consumer marketing to the Board. Mr. Dabson worked for De Beers for 33 years in a variety of positions, most recently in the role of Executive Director – Beneficiation which culminated in the transfer of De Beers’ international distribution activities from London to Botswana at the end of 2013. In this role, he also worked in close cooperation and coordination with producer country governments, including Botswana, Namibia, South Africa and Canada. Following his work at De Beers, Mr. Dabson established an independent consultancy serving a diverse range of projects and initiatives within the diamond value chain. Mr. Dabson possesses a thorough understanding of the global trends and strategic issues impacting the diamond industry from planning through to implementation and from mine to consumer with a particular focus on corporate responsibility, ethical assurance and responsible sourcing. Mr. Dabson holds a BSc. (Honours) in Mechanical Engineering from the University of Brighton and is a member of the Institute of Directors in London.

	Areas of Expertise		Securities Held
	International Business		Common Shares(7):	Nil
	Metals and Mining		Stock Options:	Nil
			DSUs:	Nil
	Board and Committee Attendance Record
	Board of Directors:	100%
	Audit Committee:	100%
	Health, Safety & Environmental:	100%
	Nominating & Corporate Governance:	100%
David S. Smith(3)(5) Age: 59 West Vancouver, BC, Canada Director since 2016 Independent(2)

David Smith brings more than 30 years of financial and executive leadership experience to the Board. Appointed a director in February 2016, Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, where he was instrumental in overall corporate strategy development and operations performance management. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. Previously, he spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PwC (Pricewaterhouse Coopers). Mr. Smith currently is a Director of Nevsun Resources Ltd. and Paramount Gold Nevada Corporation. He also serves on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program, and has been a member since 2009.

	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	8,700
	Finance and Capital Markets		Stock Options:	Nil
			DSUs:	7,375
	Board and Committee Attendance Record
	Board of Directors:	100%	Value of Shares(8):	$108,638
	Audit Committee:	100%	Value of DSUs(9):	$92,093
	Human Resources & Compensation:	100%

Chuck Strahl(4)(6) Age: 60 Chilliwack, BC, Canada Director since 2012 Independent(2)

The Honourable Chuck Strahl brings more than 30 years of management and leadership experience, as well as extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is a Director of the Manning Centre for Building Democracy (a not-for-profit organization). Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	3,966
	Political, Governmental, and Business Strategies		Stock Options:	Nil
			DSUs:	21,937
	Board and Committee Attendance Record
	Board of Directors:	100%	Value of Shares(8):	$49,524
	Health, Safety & Environmental:	100%	Value of DSUs(9):	$273,928
	Nominating & Corporate Governance:	100%
Josef Vejvoda(3)(5)(6) Age: 51 Waterloo, ON, Canada Director since 2016 Independent(2)

Josef Vejvoda brings financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets and expertise in corporate governance. He is currently Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund. Prior to joining K2, Mr. Vejvoda held leadership positions in investment banking and held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities. Mr. Vejvoda currently serves on the boards of Absolute Software Corporation and ShoreTel Inc. Previously he served on the board of PNI Digital Media Inc., as well as Acerus Pharma Corporation. Mr. Vejvoda obtained a Bachelor degree in Computer Science from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	Nil
	Finance and Capital Markets		Stock Options:	Nil
			DSUs:	7,200
	Board and Committee Attendance Record
	Board of Directors:	100%	Value of DSUs(9):	$89,904
	Audit Committee:	100%
	Human Resources & Compensation:	100%
	Nominating & Corporate Governance:	100%

(1)	Mr. Gowans is an ex-officio non-voting member of the Audit Committee, Human Resources & Compensation Committee, Nominating & Corporate Governance Committee and Health Safety & Environmental Committee.
(2)

“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees, Section 303A.02 of the New York Stock Exchange Listed Company Manual, and Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

(3)	Member of the Audit Committee.
(4)	Member of the Health, Safety & Environmental Committee.
(5)	Member of the Human Resources & Compensation Committee.
(6)	Member of the Nominating & Corporate Governance Committee.

(7)

“Common Shares” refers to the number of Common Shares owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction, as of March 31, 2017. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(8)

“Value of Shares” represents the total market value of the Common Shares held by each nominee as of March 31, 2017. The “Value of Shares” is determined by multiplying the number of Common Shares held by each nominee as of March 31, 2017 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on such date (being Cdn$16.82 per Common Share) (in this section the “Closing Price”), converted at the April Exchange Rate.

(9)

“Value of DSUs” represents the total market value of DSUs held by each nominee. The “Value of DSUs” is determined by multiplying the number of DSUs held by each nominee as of March 31, 2017 by the Closing Price of the Common Shares on the TSX, converted at the April Exchange Rate.

Compensation of Directors

The Human Resources & Compensation Committee is responsible for reviewing the adequacy and form of compensation for non-executive directors at the Corporation as required, with the goal that it:

•	Remains competitive in light of the time commitments required from directors; and
•	Aligns directors’ interests with those of the shareholders.

These reviews are conducted with the assistance of compensation consultants, but the decisions are made by, and are the responsibility of, the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Human Resources & Compensation Committee ultimately recommends the directors’ compensation to the Board for approval.

The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely Graham G. Clow (Chair), Thomas A. Andruskevich, David S. Smith, and Josef Vejvoda. James K. Gowans is an ex-officio non-voting member of the Human Resources & Compensation Committee. The biographies of each of these directors can be found on pages 20 to 25 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in its Charter, a summary of which can be found on page 35 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs. A DSU is a notional share that has the same value as a Common Share. DSUs earn dividend equivalents at the same rate as dividends paid on Common Shares. DSUs are paid out when directors retire from the Board. A full description of DSUs is on page 28 of this Management Proxy Circular.

Brendan Bell, the Chief Executive Officer of the Corporation, was a management director for the period from February 1, 2015 up to and including January 31, 2017, and did not receive compensation for his services as a director during this time.

The following table sets out the non-executive directors’ compensation for Fiscal 2017:

Compensation	Fiscal 2017(1)
Board Service
Annual cash retainer	Cdn$80,000
Meeting fee	Cdn$1,500
Committee Service
Annual Chair's retainer for Audit Committee(2)	Cdn$20,000
Annual Chair's retainer for Human Resources & Compensation Committee(2)	Cdn$15,000
Annual Chair’s retainer for Nominating & Corporate Governance Committee(2)	Cdn$10,000
Annual Chair’s retainer for Health, Safety & Environmental Committee(2)	Cdn$10,000
Meeting fee	Cdn$1,500
Board Leadership
Annual Lead Director’s retainer(3)	Cdn$20,000
Other
Annual equity grant(3)	Cdn$50,000 (paid in DSUs)
Travel fee (for out-of-province)	Cdn$1,500
Meeting expenses	Reimbursement of expenses
Share ownership
Guideline	3 x annual cash retainer

(1)	Directors can elect to receive all or a portion of their cash remuneration in the form of DSUs (see “Deferred Share Unit Plan” on page 28 of this Management Proxy Circular).
(2)

The Board of Directors maintained a Lead Director, who presided over all executive sessions of the Board of Directors, prior to the appointment of James K. Gowans as independent Chair of the Board on April 12, 2016.

(3)	See “Changes to Director Compensation” below.

Changes to Director Compensation

Meridian Compensation Partners (“Meridian”) reviewed director compensation relative to the same comparator group as is used for benchmarking executive compensation (see “Compensation Comparator Group” on page 44 of this Management Proxy Circular) in November 2013. No changes were made to director compensation at that time, even though the review prepared by Meridian showed that director compensation was well below the median of the market.

Director compensation was again reviewed by the Board and Meridian in 2016. Meridian advised that director compensation remained well below the median of the market. On January 16, 2017, the Board approved changes to the director compensation structure effective January 1, 2017, including an increase of all Committee Chair retainers by Cdn$5,000.00 on a pro rata basis, and establishing an annual equity grant of Cdn$55,000 to be paid in DSUs to all directors. The Board also terminated the practice of providing an initial equity grant of Cdn$50,000 paid in DSUs to new directors of the Corporation effective January 1, 2017. These changes position compensation for directors at the median of the market, compared to the same peer group as is used for benchmarking executive compensation (see “Compensation Comparator Group” on page 44 of this Management Proxy Circular).

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the non-executive directors of the Corporation during Fiscal 2017:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(9)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
James K. Gowans(2)	116,614	Nil(3)	Nil	Nil	Nil	Nil	116,614
Thomas A. Andruskevich(4)	53,179	38,451	Nil	Nil	Nil	Nil	91,630
Graham G. Clow	96,040	Nil	Nil	Nil	Nil	Nil	96,040
Trudy Curran(5)	49,697	Nil(6)	Nil	Nil	Nil	Nil	49,697
Tim Dabson(5)	50,900	Nil(6)	Nil	Nil	Nil	Nil	50,900
David S. Smith(7)	103,827	38,811	Nil	Nil	Nil	Nil	142,637
Chuck Strahl	97,939	Nil	Nil	Nil	Nil	Nil	97,939
Josef Vejvoda(8)	102,939	39,451	Nil	Nil	Nil	Nil	142,390

(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)	Effective April 12, 2016, James K. Gowans was appointed Chairman of the Corporation and ceased receiving meeting fees for Board and Committee meetings.
(3)	Mr. Gowan’s equity grant of Cdn$150,000 in DSUs remains outstanding.
(4)	Thomas A. Andruskevich was appointed as a director at the annual general meeting of shareholders on July 20, 2016.
(5)	Trudy Curran and Tim Dabson were appointed as directors of the Corporation on August 16, 2016.
(6)	Ms. Curran’s and Mr. Dabson’s initial equity grants of Cdn$50,000 in DSUs remains outstanding.
(7)	David S. Smith was appointed as a director of the Corporation on February 19, 2016.
(8)	Josef Vejvoda was appointed as a director of the Corporation on January 13, 2016.
(9)

Share Based Awards are the initial grants of DSUs made to new directors of the Board in Fiscal 2017, converted into United States dollars using the applicable Quarterly Exchange Rate. These amounts do not include compensation which the directors have elected to take in the form of DSUs. Initial grants of DSUs were only made to new directors of the Board in accordance with the director compensation structure in place at that time.

The following table sets forth the compensation awarded, paid to or earned by former non-executive directors of the Corporation during Fiscal 2017:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(4)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Robert A. Gannicott(2)	37,225	Nil	Nil	Nil	Nil	Nil	37,225
Daniel Jarvis(3)	52,989	Nil	Nil	Nil	Nil	Nil	52,989
Tom Kenny(3)	49,381	Nil	Nil	Nil	Nil	Nil	49,381

(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)	Robert A. Gannicott passed away on August 3, 2016 and accordingly ceased being a director of the Corporation on that date.
(3)	Messrs. Jarvis and Kenny did not stand for re-election at the 2016 annual meeting of shareholders, and accordingly ceased being directors on July 20, 2017.
(4)

Share Based Awards are initial grants of DSUs made to new directors of the Board in Fiscal 2017, converted into United States dollars using the applicable Quarterly Exchange Rate. These amounts do not include compensation which the directors have elected to take in the form of DSUs. Initial grants of DSUs were only made to new directors of the Board in accordance with the director compensation structure in place at that time.

The breakdown of the fees earned by the non-executive directors in Fiscal 2017, and the percentage of the total fees taken in DSUs, is as follows (all amounts converted into United States dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Directors Standing for Re-Election
James K. Gowans(1)	100,660	N/A	4,558	3,419	7,977	116,614	(1)	1,711
Thomas A. Andruskevich	30,388	N/A	9,116	9,116	4,558	53,179	(2)	12,410
Graham G. Clow	60,776	7,915	15,954	7,977	3,419	96,040	50	48,664
Trudy Curran	30,388	2,216	7,977	5,698	3,419	49,697	0	0
Tim Dabson	30,388	N/A	7,977	7,997	4,558	50,900	0	0
David S. Smith	60,776	8,864	15,954	11,396	6,837	103,827	(2)	26,692
Chuck Strahl	60,776	4,116	17,093	9,116	6,837	97,939	50	49,651
Josef Vejvoda	60,776	N/A	17,093	15,954	9,116	102,939	(2)	24,830
Former Directors
Robert A. Gannicott	30,388	N/A	6,837	N/A	N/A	37,225	0	0
Daniel Jarvis	34,187	2,849	7,977	4,558	3,419	52,989	0	0
Tom Kenny	30,388	1,899	7,977	4,558	4,558	49,381	0	0

(1)

The Board Retainer for James K. Gowans includes Chairman fees paid during Fiscal 2017. Upon appointment as Chairman, Mr. Gowans no longer received meeting fees for Board or Committee meetings. Effective August 1, 2016, Mr. Gowans elected to receive 50% of his travel fees in DSUs.

(2)

Effective August 1, 2016, Messrs. Smith and Vejvoda elected to receive 50% of their retainer and meeting fees in DSUs and Thomas Andruskevich elected to receive 25% of his retainer and meeting fees in DSUs. Prior to such date, no DSU election had been made.

Deferred Share Unit Plan

The Corporation has a Deferred Share Unit Plan (the “DSU Plan”) for its directors.

DSUs granted under the DSU Plan vest immediately, but are only redeemable following retirement from the Board, or upon death. When a dividend is paid on the Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share at the time of payment. Non-executive directors are not entitled to stock option grants.

Prior to January 1, 2017, non-executive directors received an initial grant of Cdn$50,000 in DSUs when first appointed to the Board. Effective January 1, 2017, with the introduction of changes to the director compensation program (see above under the heading “Changes to Director Compensation”), Directors will receive an annual equity grant of Cdn$55,000, to be paid in DSUs. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs.

Evaluation of Board Performance

In Fiscal 2017, an annual formal Board, Committee and individual director evaluation, including a peer review, was conducted. Board members completed a written survey designed to assess the Board’s effectiveness as a whole, and the effectiveness, and contribution of its Committees and individual directors. If it was brought to light that any of the Corporations directors were not able to meet the required commitments, then that would be considered as part of the annual nomination process. The individual surveys were sent to the Chair of the Nominating & Corporate Governance Committee, accompanied with a summary of the responses. The Chair of the Nominating & Corporate Governance Committee reviewed the surveys with that Committee and the Board.

In addition to the formal evaluations, the Corporate Governance Guidelines of the Corporation requires that each director notify the Nominating & Corporate Governance Committee in the event that he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event referred to as a “Status Change”). The Nominating and Corporate Governance Committee re-evaluates the appropriateness of the continuing membership of the director on the Board in light of the Status Change, and recommends to the Board the appropriate action, if any, to be taken with respect to the director. If the Nominating and Corporate Governance Committee believed that a director was not able to meet the required commitments of the Board or Committees, as applicable, that would be considered as part of the annual nomination process.

Share Ownership Guidelines

The share ownership guidelines for non-executive directors of the Corporation provide that they must within five years of January 12, 2012, or within five years of joining the Board in the case of directors who joined the Board after January 12, 2012, have, and retain, share ownership of a minimum of three (3) times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in Common Shares.

The following table sets forth the share ownership (including DSUs) of each non-executive director in the Corporation as of January 31, 2017.

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)	Compliance with Ownership Guidelines
James K. Gowans	1	Nil	61,342(3)	61,342	Yes(2)
Thomas Andruskevich	0.5	148,777	61,112	209,889	Yes(2)
Graham G. Clow	4	130,300	270,220	400,520	Yes
Trudy Curran(4)	0.5	Nil	Nil(5)	Nil	Yes(2)
Tim Dabson(4)	0.5	Nil	Nil(5)	Nil	Yes(2)
David S. Smith	1	113,361	96,097	209,458	Yes(2)
Chuck Strahl	4	51,677	285,836	337,513	Yes(2)
Josef Vejvoda	1	Nil	93,812	93,812	Yes(2)

(1)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2017, being Cdn$13.03 per Common Share.
(2)

Chuck Strahl has until November 2017 to achieve the minimum share ownership in accordance with the share ownership guidelines, and James K. Gowans, Thomas Andruskevich, Trudy Curran, Tim Dabson, David S. Smith, and Josef Vejvoda have until 2021 to achieve the minimum share ownership in accordance with the share ownership guidelines.

(3)	Mr. Gowans’ equity grant of Cdn$150,000 in DSUs remains outstanding.
(4)	Trudy Curran and Tim Dabson were appointed as directors of the Corporation on August 16, 2016.
(5)	Ms. Curran’s and Mr. Dabson’s initial equity grants of Cdn$50,000 in DSUs remains outstanding.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides a breakdown of the outstanding share-based awards and option-based awards of the non-executive directors as of January 31, 2017:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$) (1)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$) (2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$) (3)
Directors Standing for Re-Election
James K. Gowans	Nil	N/A	N/A	N/A	N/A	Nil	47,141(4)
Thomas A. Andruskevich	Nil	N/A	N/A	N/A	N/A	Nil	46,965
Graham G. Clow	Nil	N/A	N/A	N/A	N/A	Nil	207,664
Trudy Curran	Nil	N/A	N/A	N/A	N/A	Nil	Nil(5)
Tim Dabson	Nil	N/A	N/A	N/A	N/A	Nil	Nil(5)
David S. Smith	Nil	N/A	N/A	N/A	N/A	Nil	73,850
Chuck Strahl	Nil	N/A	N/A	N/A	N/A	Nil	219,665
Josef Vejvoda	Nil	N/A	N/A	N/A	N/A	Nil	72,095
Former Directors
Robert A. Gannicott	416,000	2.90	08/03/17	2,957,188	N/A	Nil	-
	300,000	9.49	08/03/17	156,744
	350,000	10.76	08/03/17	-
	435,000	10.14	08/03/17	-
	139,522	11.34	08/03/17	-
	48,677	17.19	08/03/17	-
Daniel Jarvis	Nil	N/A	N/A	N/A	N/A	Nil	-
Tom Kenny	Nil	N/A	N/A	N/A	N/A	Nil	116,750

(1)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year-End Exchange Rate.
(2)

The value attributed to Options held by directors on January 31, 2017 is based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2017, being Cdn$13.03 per Common Share, converted into United States dollars using the Year-End Exchange Rate.

(3)

The value attributed to DSUs held by directors on January 31, 2017 is based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2017, being Cdn$13.03 per Common Share, converted into United States dollars using the Year-End Exchange Rate.

(4)	Mr. Gowans’ equity grant of Cdn$150,000 in DSUs remains outstanding.
(5)	Trudy Curran and Tim Dabson were appointed as directors of the Corporation on August 16, 2016. The initial equity grant of Cdn$50,000 in DSU’s remains outstanding to each of Ms. Curran and Mr. Dabson.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a breakdown of the incentive plan awards of the non-executive directors as of January 31, 2017:

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Directors Standing for Re-Election
James K. Gowans	Nil	Nil	Nil
Thomas A. Andruskevich	Nil	Nil	Nil
Graham G. Clow	Nil	Nil	Nil
Trudy Curran	Nil	Nil	Nil
Tim Dabson	Nil	Nil	Nil
David S. Smith	Nil	Nil	Nil
Chuck Strahl	Nil	Nil	Nil
Josef Vejvoda	Nil	Nil	Nil
Former Directors
Robert A. Gannicott	2,688,019	Nil	Nil
Daniel Jarvis	Nil	425,206	Nil
Tom Kenny	Nil	Nil	Nil

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held in Fiscal 2017 and attendance of the directors proposed for election for Fiscal 2018 and for the former directors at such meetings. Robert A. Gannicott and Brendan Bell were not members of any of the Corporation's Committees during the year. David S. Smith was appointed a director on February 19, 2016, and Trudy Curran and Tim Dabson were appointed directors on August 16, 2016.

Summary of Board and Committee Meetings Held

Type of Meeting	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	7	9	16
Audit Committee	4	3	7
Health, Safety & Environmental Committee	4	0	4
Human Resources & Compensation Committee	4	0	4
Nominating & Corporate Governance Committee	4	1	5

Summary of Attendance of Director Nominees

Names	Board Meetings Attended	Committee Meetings Attended
		Audit	Health, Safety & Environmental	Human Resources & Compensation	Nominating & Corporate Governance
James K. Gowans(1)	16 of 16	7 of 7	4 of 4	4 of 4	5 of 5
Thomas A. Andruskevich(2)	9 of 9	4 of 4	N/A	2 of 2	2 of 2
Graham G. Clow(3)	15 of 15	N/A	4 of 4	4 of 4	2 of 2
Trudy Curran(4)	8 of 8	3 of 3	2 of 2	N/A	N/A
Tim Dabson(5)	8 of 8	3 of 3	2 of 2	N/A	2 of 2
David S. Smith(6)	15 of 15	7 of 7	N/A	4 of 4	N/A
Chuck Strahl(7)	16 of 16	N/A	4 of 4	2 of 2	5 of 5
Josef Vejvoda	16 of 16	7 of 7	N/A	4 of 4	5 of 5

(1)	James Gowans is an ex-officio non-voting member of each of the Committees of the Corporation, and attended all of such meetings.
(2)

Thomas Andruskevich was appointed a director and member of the Audit Committee on July 20, 2016, and was appointed a member of the Nominating & Corporate Governance Committee and Human Resources & Compensation Committee on August 16, 2017.

(3)	Graham Clow disclosed a conflict of interest and excused himself from one meeting of the Board. Mr. Clow resigned as a member of the Nominating & Corporate Governance Committee on August 16, 2016.
(4)	Trudy Curran was appointed a director and a member of the Audit Committee, and Chair of the Health, Safety & Environmental Committee on August 16, 2016.
(5)	Tim Dabson was appointed a director and a member of the Audit Committee, Nominating & Corporate Governance Committee and Health, Safety & Environmental Committee on August 16, 2016.
(6)

David Smith was appointed a director and a member of the Audit Committee and Human Resources & Compensation Committee on February 19, 2016, and appointed Chair of the Audit Committee on April 13, 2016.

(7)	Chuck Strahl resigned as a member of the Human Resources & Compensation Committee on August 16, 2016.

Summary of Attendance of Former Directors and Directors Not Standing for Re-Election

Name	Board Meetings Attended	Committee Meetings Attended
		Audit	Health, Safety & Environmental	Human Resources & Compensation	Nominating & Corporate Governance
Brendan Bell	15 of 15	N/A	N/A	N/A	N/A
Robert A. Gannicott(1)	6 of 8	N/A	N/A	N/A	N/A
Daniel Jarvis	7 of 7	3 of 3	N/A	N/A	2 of 2
Tom Kenny	7 of 7	3 of 3	2 of 2	N/A	N/A

(1)	Robert A. Gannicott passed away on August 3, 2016 and missed two Board meetings due to illness prior to that date.
(2)	Messrs. Jarvis and Kenny did not stand for re-election at the 2016 annual meeting of shareholders, and accordingly were removed as directors and Committee members on July 20, 2017.

Directors’ and Officers’ Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of $100,000,000 that is subject to deductibles between $100,000 and $250,000. The policy is renewed annually. The current policy has an annual premium of $600,900 and expires September 30, 2017.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors, but through its annual review process conducts a rigorous assessment of the contributions being made by directors to ensure that there is ongoing board renewal. The average tenure of the non-executive directors is set out in the chart below.

Board Education Sessions

The education sessions attended by each director in Fiscal 2017 are set out on page 5 of Schedule 1 to this Management Proxy Circular (See “Orientation and Continuing Education”).

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers.

The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI 52-110”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

The Corporation has complied with Section 5.1 of NI 52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form on pages 50 to 52 under “Audit Committee”.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI 58-101 is set out in Schedule 1 of this Management Proxy Circular.

In Fiscal 2018 the Corporation will have “in-camera” sessions without management present at every Board meeting and regularly scheduled Committee meetings.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity and accuracy of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, and the performance of the internal audit function. The Audit Committee serves as an independent and objective party to monitor and be custodian of the Corporation’s operational policies, oversees the Corporation’s process for identifying and managing enterprise risk, and reviews and appraises the audit activities of the Corporation’s independent auditors and the internal audit function.

In Fiscal 2017, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board of Directors on March 9, 2017. The Charter of the Audit Committee is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for Fiscal 2017. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Audit Committee. In the course of following the Work Plan, the Audit Committee:

•	reviewed with management and the external auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis;
•

approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis;

•	reviewed and recommended for approval by the Board the quarterly and annual news releases of the Corporation;
•

arranged for and reviewed the reports provided to the Committee by management and the external auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;

•	reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
•	reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;
•

reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

•	reviewed reports of the external auditors related to the interim financial statements, annual audit plan and annual audit findings report;
•	met on a regular basis with the external auditors without management present, and arranged for the external auditors to be available to attend Committee meetings;
•

reviewed and discussed with the external auditors all significant relationships that the external auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;

•	reviewed and evaluated the performance of the external auditors and the lead partner of the external auditors’ team;
•

made a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the external auditors, together with their proposed fees, audit plans and results, and the engagement of the external auditors to perform non- audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors;

•	reviewed the financial information contained in the Fiscal 2017 Annual Information Form and Fiscal 2017 Form 40F and recommended to the Board for approval;

•	reviewed all financial information for disclosure in the Fiscal 2017 Management Proxy Circular and recommended to the Board for approval;
•	approved its report for disclosure in the Fiscal 2017 Management Proxy Circular;
•

reviewed the Risk & Internal Audit Function Charter, Corporate Authorization Policy, Code of Ethics & Business Conduct, Disclosure Confidentiality & Employee Trading Policy and Whistleblower Protection Policy and recommended to the Nominating & Corporate Governance Committee for approval;

•	approved the Disclosure Committee Charter, Ethics Compliance Committee Mandate, Non-audit Services Policy and Fiscal 2018 draft Internal Audit Plan; and
•	reviewed its performance, and reported to the Board thereon.

The Audit Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2017. This report has been approved by the members of the Audit Committee: David S. Smith (Chair), Thomas A. Andruskevich, Trudy Curran, Tim Dabson, and Josef Vejvoda.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In Fiscal 2017, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board of Directors on March 9, 2017. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approves a detailed Work Plan each year which prescribes actions to be taken at each of the scheduled meetings of the Human Resources & Compensation Committee. In Fiscal 2017 the Human Resources & Compensation Committee:

•	reviewed and made recommendations to the Board as deemed necessary, for the following:

•	the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentives, long-term incentive awards and any other compensation;
•	the key performance indicators for annual incentives in Fiscal 2017 for the Named Executive Officers and their direct reports;
•	director compensation and share ownership guidelines;
•	the performance of the Named Executive Officers and their direct reports;
•	salary increases for the Named Executive Officers, direct reports to the Chief Executive Officer, and officers and employees earning in excess of $250,000;
•	the base salary merit increase budget for Fiscal 2018;
•	the recommendation for annual incentives, long-term incentive awards, succession planning and talent management for the Named Executive Officers;
•	the appointment of new officers;
•	the objectives, performance assessment and compensation of the Chief Executive Officer; and
•	the risks associated with the Corporation’s compensation programs and policies;

•	reviewed the compensation consultant’s performance, approved their re-appointment and established the compensation consultant’s work plan and budget;
•	approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;

•	reviewed material issues relating to the negotiation of the collective agreement for matters at the Ekati mine;
•	reviewed the “Compensation Discussion and Analysis” included in the Fiscal 2017 Management Proxy Circular, and recommended to the Board for approval;
•	approved its report for disclosure in the Fiscal 2017 Management Proxy Circular;
•	reviewed the Incentive-Based Compensation Clawback Policy and recommended amendments to the Nominating & Corporate Governance Committee for approval; and
•	reviewed its performance, and reported to the Board thereon.

Succession Planning

The Human Resources & Compensation Committee regularly reviews and assesses the Talent Management and Development programs of the Corporation to enhance individual effectiveness and improve preparedness for greater responsibilities. As part of this process, the Human Resources & Compensation Committee reviews management’s specific plans for high performing and high potential employees along with plans to ensure succession plans are in place for positions deemed critical to the business. Specific succession planning is conducted by the Human Resources & Compensation Committee for the Chief Executive Officer position, Chief Financial Officer position, the Presidents, and other identified executives as deemed necessary. Recommendations are made to the Board in support of succession planning as appropriate.

The Human Resources & Compensation Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2017. This report has been approved by the members of the Human Resources & Compensation Committee: Graham G. Clow (Chair), Thomas A. Andruskevich, David S. Smith and Josef Vejvoda.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In Fiscal 2017, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on March 9, 2017. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for the 2016 calendar year, which was amended to include a Fiscal 2017 calendar Work Plan in September of 2016. The Work Plans prescribed actions to be taken at each of the scheduled meetings of the Nominating & Corporate Governance Committee. In the course of following the Work Plans, the Nominating & Corporate Governance Committee:

•	developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
•	considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;
•	reviewed the relationship between management and the Board and recommended changes to the Board;
•	reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
•	developed, reviewed and recommended to the Board of Directors for approval:

•	Corporate Governance Guidelines;

•	Board of Director Guidelines & Responsibilities;
•	Chair of the Board – Position Description;
•	Chief Executive Officer – Position Description;
•	Committee Chair Guidelines & Responsibilities
•	Audit Committee Charter;
•	Human Resources & Compensation Committee Charter;
•	Health, Safety & Environmental Committee Charter;
•	Board of Directors Diversity Policy;
•	Majority Voting Policy;
•	Corporate Authorization Policy;
•	Enterprise Risk Management Policy;
•	Code of Ethics and Business Conduct;
•	Disclosure, Confidentiality & Employee Trading Policy;
•	Insider Trading Policy;
•	Whistleblower Protection Policy;
•	Corporate Security Policy;
•	Corporate Donations Policy;
•	Reserves & Resources Policy;
•	Information Technology Policy; and
•	Incentive-Based Compensation Clawback Policy

•	prepared for disclosure to shareholders a report which describes the Corporation’s governance practices in the Fiscal 2017 Management Proxy Circular;
•	reviewed, and approved and recommended to the Board for approval the Fiscal 2017 Management Proxy Circular, the Fiscal 2017 Annual Information Form and Fiscal 2017 Form 40F;
•	identified individuals qualified to become new directors and recommended to the Board nominees for election by shareholders based on selection criteria and individual characteristics;
•	recommended to the Board the appointment and removal of Board members to the various Committees of the Board;
•	reviewed, approved and reported to the Board on directors’ and officers’ insurance;
•	determined orientation and education programs for new Board members and continued development of all members of the Board;
•	transition and succession planning for the Chief Executive Officer; and
•	reviewed its performance, and reported to the Board thereon.

The Nominating & Corporate Governance Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2017. This report has been approved by the members of the Nominating & Corporate Governance Committee: Chuck Strahl (Chair), Thomas Andruskevich, Tim Dabson, and Josef Vejvoda.

REPORT OF THE HEALTH, SAFETY & ENVIRONMENTAL COMMITTEE

The mandate of the Health, Safety & Environmental Committee is to assist the Board in fulfilling its responsibilities under its mandate and applicable laws and regulations in respect of environmental, health and safety matters at all projects and properties of the Corporation.

In Fiscal 2017, both the Health, Safety & Environmental Committee and the Nominating & Corporate Governance Committee reviewed the Health, Safety & Environmental Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board of Directors on March 9, 2017. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Health, Safety & Environmental Committee approved a detailed Work Plan for the 2016 calendar year, which was amended to include a Fiscal 2017 calendar Work Plan in September of 2016. The Work Plans prescribed actions to be taken at each of the scheduled meetings of the Health, Safety & Environmental Committee. In the course of following the Work Plans, the Health, Safety & Environmental Committee:

•	developed short and long-term policies and standards;
•	reviewed the Sustainable Development Policy and the Crisis and Emergency Management Plan;
•	reviewed management’s reports on compliance with internal environmental, health and safety policies;
•	reviewed management’s reports on compliance or non-compliance with applicable regulatory requirements;
•	reviewed with management the Corporation’s emergency response procedures;
•	reviewed all environmental, health and safety policies, and recommended changes in such policies to the Board or management;
•	monitored the effectiveness of the Corporation’s health, safety and environmental systems;
•	considered any incidents relating to health, safety or environment issues and the resolution of those issues;
•	set targets for annual safety performance;
•	approved its report for disclosure in the Fiscal 2016 Management Proxy Circular; and
•	reviewed its performance, and reported to the Board thereon.

Process Plant Fire

Unfortunately, on June 23, 2016 a fire broke out during a planned outage in the process plant of the Ekati Diamond Mine. The fire was successfully extinguished on the same day, all personnel were safely evacuated from the plant and no injuries were reported. In addition to our own thorough assessment of this accident, the Corporation participated fully in all safety investigations and implemented recommendations as quickly and effectively as possible.

The Corporation and the Committee actively pursues ways to enhance its existing Health, Safety & Environment Management Systems through a process of continuous improvement and workforce engagement, ensuring that activities continue to meet industry best practices in safety. Our overriding concern is the safety of people and the environment. Within the Corporation, safety is not only a priority; it is a core value. While priorities change, values are ingrained and constant. A goal of Zero Harm drives our health, safety and environmental culture.

One of the ways the Corporation measures its performance against the goal of Zero Harm is through the All Injury Frequency Rate (AIFR), which includes lost time injuries, restricted work duties, and medical treatment cases. During the last fiscal year, the Ekati mine achieved an AIFR of 0.77, which is a significant improvement over the previous year’s AIFR of 1.06. Supporting this success is our behavioural-based safety program called the Zero Incident Process (ZIP). Taught by industrial psychologists, and led by 10 certified group facilitators, the program aims to change the way people think about safety. By giving employees the tools to take control of their thoughts and feelings, they learn how to make safe choices. Employee engagement sessions began in the fall of 2014 and continued in Fiscal 2017. The Corporation has achieved its goal of having at least 90% of workforce trained in the program. We are extremely proud of these achievements, which could not have happened without the commitment of our employees and contractors to protect the safety of themselves and their coworkers.

Achievement and Recognition

On May 2, 2017, the Mining Association of Canada (MAC) awarded Dominion Diamond Corporation's Ekati Diamond Mine with the 2017 Towards Sustainable Mining® (TSM) Excellence Awards for our innovative sustainability project around waste management undertaken in Fiscal 2017. We are proud of our continuing efforts to find new opportunities to protect the environment and preserve the traditional cultures of local Indigenous communities.

The Health, Safety & Environmental Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2017. This report has been approved by the members of the Health, Safety & Environmental Committee: Trudy Curran (Chair), Graham G. Clow, Tim Dabson and Chuck Strahl.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, who for Fiscal 2017, were:

Brendan Bell, Chief Executive Officer of the Corporation;
Matthew Quinlan, Chief Financial Officer of the Corporation;
Chantal Lavoie, Chief Operating Officer of the Corporation;
James R.W. Pounds, Executive Vice-President, Diamonds of the Corporation;
Elliot J. Holland, Vice-President, Projects;
Cara Allaway, Acting Chief Financial Officer of the Corporation; and
Ron Cameron, the former Chief Financial Officer of the Corporation.

Compensation Governance

Dominion Diamond Executive Compensation Governance Principles
✓	50% of long-term incentives vest contingent on performance
✓	PSUs vest based on total shareholder return relative to a diamond mining peer group and the S&P/TSX Materials index companies
✓	We use a balanced scorecard of metrics in our annual incentive plan and there is no overlap between our annual and long-term incentive plan metrics
✓	We have market leading incentive compensation clawback which operates if there is a restatement of financial statements or if there is misconduct by an employee
✓	We provide our shareholders with an advisory vote on executive compensation. In 2016, our shareholders voted 88.8% in favour of our “say on pay” resolution
✓	We disclose our annual and long-term incentive performance metrics and targets (including thresholds and maximum)
✓	We have executive and director share ownership guidelines
✓	We set rigourous performance goals and measure performance against those goals

Dominion Diamond Executive Compensation Governance Principles
✓	We have a robust enterprise and compensation risk management process
✓	Aggregate Named Executive Officer annual incentives may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period
✓	We have eliminated single trigger accelerated vesting on change of control payments and have provided for a maximum severance multiple of 2x in all cases
✓	We prohibit hedging of the Corporation’s shares and share based incentives
✓

We don’t provide guaranteed or discretionary payments. For Fiscal 2017, no annual incentive awards were provided to the Named Executive Officers, due to the failure of the Corporation to meet the consolidated operating profit threshold required for payment of an incentive.

Executive Summary

The Corporation’s executive compensation program and compensation of the Named Executive Officers are tied to the performance of the Corporation. Corporate performance is measured based on specific safety, financial, production, and sustainability metrics and weighted 75%. Individual performance is measured based on specific performance measures and weighted 25%.

There were several changes at both the Board and Executive levels during Fiscal 2017, including the transition to a new Chief Financial Officer, Matthew Quinlan, the announcement that Brendan Bell would step down from his role as Chief Executive Officer of the Corporation, the passing of Robert A. Gannicott, and the appointment of David S. Smith, Thomas Andruskevich, Trudy Curran and Tim Dabson as Directors of the Corporation. These key changes resulted in adjustments to the memberships of the various Committees of the Board, including the Human Resources & Compensation Committee.

1.	Fiscal 2017 Corporate Performance

•	Safety results for Fiscal 2017 were strong with great improvement over Fiscal 2016 achievements.
•

Achievement of Production Revenue targets for the year were hampered by the significant fire in the process plant at the Ekati mine in June 2016 which shutdown operations for three months resulting in production revenue that was well below target for the year.

•

Operating Expenditures were better than budget as a result of better than planned results from energy management initiatives as well as general cost control improvements. There were reduced operating costs overall as a result of the operational shutdown, including labour cost reductions, fuel usage reductions and other operational costs; however, performance for incentive plan purposes was measured on a basis that rewarded cost savings achieved outside of these shutdown impacts only. The adjustments are reflected in the final target and achievements noted in the table under “Annual Incentives” on page 45 of this Management Proxy Circular.

•

Capital Expenditures also came out much better than targeted spend as a result of close management of project costs, schedules and scopes. Although there were some project deferrals, performance for incentive plan purposes was measured on a basis that rewarded only cost savings related to the completed scopes of work. The adjustments are reflected in the final target and achievements noted in the table under “Annual Incentives” on page 45 of this Management Proxy Circular.

The overall corporate annual incentive plan payout reflected these mixed results with a payout level of 82% of target on the corporate component for the Named Executive Officers. However, the Human Resources and Compensation Committee determined that annual incentive plan payments for the Named Executive Officers for Fiscal 2017 would be zero as a result of failure to achieve the profit cap requirements identified on page 45 of this Management Proxy Circular (see “Determination of Compensation”), which states that aggregate Named Executive Officer annual incentives may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period. This demonstrates the strong pay for performance discipline and alignment at the Corporation.

2.	Key Compensation Actions for Fiscal 2017

•

Reviewed the comparator group of mining companies used for benchmarking compensation, for continued appropriateness (the “Comparator Group”) and made changes to the composition of this group to maintain a robust group of size and industry appropriate companies. The Comparator Group generally ranges from one third (1/3) to three (3) times the asset size of the Corporation, with the Corporation positioned at approximately the median of the group.

•	Benchmarked Named Executive Officer compensation relative to the Comparator Group and reviewed annual and long-term incentive compensation design, metrics and structure.
•

Retained a “profit cap” for Named Executive Officer annual incentive awards to better reflect affordability and the application of a rigorous pay-for-performance design (e.g., aggregate Name Executive Officer annual incentives may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period).

•	Developed a compensation package for the newly hired Chief Financial Officer and provided for appropriate compensation for the outgoing Chief Financial Officer and Chief Executive Officer.
•	Reviewed succession and talent management plans to ensure that the Corporation has the talent to deliver its business objectives in the immediate and long-term future.
•	Reviewed the Corporation’s compensation policies and practices to ensure that they do not encourage inappropriate risk taking.

3.	Highlights of the Chief Executive Officer’s Performance and Compensation for Fiscal 2017

•

Given the corporate results referenced above, the Human Resources & Compensation Committee determined that there would be zero payout under the annual incentive plan to the Chief Executive Officer due to the “profit cap” outlined above which states that aggregate Named Executive Officer annual incentives may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period.

•	The Chief Executive Officer was awarded long-term incentives in Fiscal 2017 as follows:

o

50% as Performance Share Units (PSU) which vest at the end of a three (3) year performance period based 50% on total shareholder return (TSR) relative to the diamond mining companies listed below and 50% on TSR relative to the companies in the S&P/TSX Materials index;

o	25% as Restricted Share Units (RSU) which cliff vest after three (3) years and have value aligned with the share price of the Corporation.
o

25% as Options which vest rateably one-third (1/3) per year over three (3) years and have a 10- year term. Options have value only to the extent that the Corporation’s share price increases, which aligns the interests of the Chief Executive Officer with the interests of shareholders; and

•

Mr. Bell will step down from his role of Chief Executive Officer of the Corporation by June 30, 2017. The Corporation has entered into an agreement with Mr. Bell providing for the continuation of his salary and benefits until he steps down, and the payment of certain lump sums when he steps down. The Corporation has also agreed to enter into a consulting agreement with Mr. Bell that will take effect the day following Mr. Bell’s last day of employment.

Compensation Governance: Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board for approval. In Fiscal 2017, the Human Resources & Compensation Committee was composed entirely of unrelated and independent directors, namely, Graham G. Clow (Chair), Thomas Andruskevich, David Smith and Josef Vejvoda. The biographies of each of these directors can be found on pages 20 to 25 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on page 35 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

To ensure the Human Resources & Compensation Committee has the expertise to carry out its mandate, the Nominating & Corporate Governance Committee determines appropriate orientation and education programs for new Board and Committee members and the continued development of all members of the Board. All of the Committee members have gained experience in human resources and compensation matters; specifically, the Committee members have the following skills:

•	Human resources – experience with benefit, pension and compensation programs (in particular, executive compensation);
•	Risk management – knowledge and experience with internal risk controls, risk assessments and reporting; and
•	Executive leadership – experience as senior executive/officer of a public company or major organization.

Independent Consultant

The Human Resources & Compensation Committee engaged Meridian as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian has provided such services since February 1, 2010, including:

•	Compensation philosophy validation;
•	Market data and other market intelligence, including benchmarking analysis of executive pay levels;
•	Compensation plan design support;
•	Design of annual and long-term incentive programs;
•	Stress testing of targets for annual and long-term incentive programs;
•	Governance and regulatory practices/requirements input; and
•	Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

The decisions made by the Human Resources & Compensation Committee are the responsibility of the Human Resources & Compensation Committee and may reflect factors and considerations other than the information and recommendations of the Human Resources & Compensation Committee’s independent consultant.

Fees paid to Meridian during Fiscal 2017 and 2016 were as follows:

	Fiscal 2017 (Cdn$)(1)	Fiscal 2016 (Cdn$)(1)
Executive Compensation-Related Fees(2)	166,605	143,505
All other Fees	Nil	Nil
Total Fees	166,605	143,505

(1)	Fees are inclusive of GST/HST.
(2)	Includes executive compensation work and review and design of non-executive directors’ compensation for the Nominating & Corporate Governance Committee.

Meridian did not perform any other services for the Corporation, its affiliated or subsidiary entities, or any of its directors or members of management during the foregoing fiscal periods. The Human Resources & Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raises any conflict of interest. The Human Resources & Compensation Committee determined that Meridian did not have any such conflicts in Fiscal 2017 and also determined that they were independent.

Compensation Philosophy and Strategy

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders.

The Corporation’s compensation programs are designed to reward individual and corporate performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Components of Compensation

The compensation program for Fiscal 2017 comprised the following main components:

Corporate Compensation Program at a Glance
Component	What it pays for		How it is determined
Base salary	•	Fixed compensation to reflect market competitive base pay	•	Market competitiveness, individual performance, experience, scope of the role and internal equity
	•	Attracting and retaining key talent
			•	Reviewed and confirmed at the start of each fiscal year
Annual Incentive Plan (annual incentive bonus)	•	Variable compensation that rewards contribution to corporate performance and achievement of individual objectives	•	Market-based percentage of salary
			•	Targets/goals confirmed near beginning of year, final amount determined at year-end based on performance
Long-term Incentive Plan	•	Variable compensation	•	Initially based on a multiple of salary and market competitive practices
	•	Rewards creation of long-term shareholder value
	•	Provides for retention	•	Awards adjusted based on changes in equity value and share price
Benefits	•	Indirect compensation	•	Market competitiveness
	•	Attracting and retaining key talent

Mix of Compensation Elements

To support a strong pay-for-performance orientation that links each executive’s compensation to the achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and share-based awards, and short and long-term incentives. The overall weighting of total compensation elements reflects the degree to which executives at each level of the Corporation’s organizational structure are expected to assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels of the Corporation’s organizational structure have a mix of fixed and variable compensation with executives at the higher levels of the Corporation’s organizational structure having more at-risk compensation. As a result, executives at higher levels receive higher compensation when corporate performance exceeds targets and lower compensation when performance falls short of targets. The chart below illustrates the approximate mix of fixed and variable compensation at target (excluding benefits) for the Chief Executive Officer and all other executives relative to market. The most recent formal review of NEO compensation against market was completed in August 2016, the results of which were as follows:

Fiscal 2017 Target Total Compensation Distributions vs. Market Median

Compensation Comparator Group

The Comparator Group used for benchmarking executive pay is developed by Meridian and includes direct competitors for talent, especially for industry-specific roles among publicly traded Canadian companies in the businesses of precious metals and minerals and gold, diversified metals and mining. The Comparator Group is limited to companies with operating mines and North American operations. The comparator companies are generally one third (1/3) to three (3) times the Corporation’s size in terms of assets, which is a proxy for complexity in capital intensive businesses like mining, with revenue used as a secondary size reference. The Corporation was positioned at approximately the median of the Comparator Group in terms of assets, and was positioned above the median of the Comparator Group in terms of revenue.

It is important to note that there are no size appropriate diamond mining, processing and marketing companies in North America that disclose executive compensation practices, so the Comparator Group does not include companies that have comparable executive positions to those at the Corporation which require specific and unique diamond mining, processing and marketing expertise. Accordingly, the Human Resources & Compensation Committee uses judgment in setting compensation for executives with these very specialized skills. The companies in the Comparator Group for Fiscal 2017 were are as follows:

6 Precious Metals & Minerals	6 Diversified Metals & Mining	6 Gold Companies
Dundee Precious Metals Inc.	Capstone Mining Corp.	Alamos Gold Inc.
Franco-Nevada Corporation	HudBay Minerals Inc.	Argonaut Gold Inc.
Katanga Mining Limited	Lundin Mining Corporation	Centerra Gold Inc.
Pan American Silver Corp.	Nevsun Resources Ltd.	Eldorado Gold Corporation
Silver Standard Resources Inc.	Taseko Mines Limited	New Gold Inc.
Silver Wheaton Corp.	Thompson Creek Metals Company Inc.	OceanaGold Corporation

Competitive Positioning of Compensation

The Corporation’s intent is to provide appropriate total compensation opportunities that are competitive with the market in which the Corporation competes for talent, including specific recognition for skills and experience related to diamond mining, processing and marketing.

Meridian regularly provides competitive benchmarking information to the Human Resources & Compensation Committee as a key input for the Committee to assess the competitive level of Named Executive Officer compensation. The Human Resources & Compensation Committee has determined that compensation remains at an appropriate level, particularly in light of the specialized skills and expertise required for operating diamond mines and the location of the Corporation’s head office in Yellowknife, Northwest Territories.

It is expected that compensation for executive officers will be reduced in connection with the pending relocation of the Corporation’s head office to Calgary.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

•	Management’s primary objective is to maximize long-term shareholder value;
•	Compensation should be competitive with the external market and provide for internal equity;
•	Pay for executive officers should be closely linked with performance; and
•	Compensation should support recruitment and retention of key employees.

Performance of the Named Executive Officers is considered in determining base salary increases, annual incentive awards, and long-term incentive awards.

1.     Base Salaries – An important element of the Corporation’s compensation program is base salary. A competitive base salary is necessary to retain qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal equity.

Any increase to the base salary of the Chief Executive Officer and the other Named Executive Officers is determined by the Board, based on recommendations from the Human Resources & Compensation Committee.

For Fiscal 2017, management recommended, and the Human Resources & Compensation Committee agreed, that there would not be any increases in salary for the Named Executive Officers.

2.     Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive award is 100% of base salary for the Chief Executive Officer and Executive Vice President, Diamonds, 65% of base salary for the Chief Financial Officer and 50% of base salary for the Chief Operating Officer and Vice President Projects. The annual incentive award can range from no annual incentive to a maximum of 150% of the target award based on performance achieved. In addition, aggregate annual incentives for the Named Executive Officers as initially determined based upon the metrics applicable to the various executives are not allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period (the “Profit Cap”).

For the Named Executive Officers, performance is weighted 75% based on the achievement of corporate metrics and 25% based on the achievement of personal key performance indicators. In order to provide upside leverage for the achievement of superior results, the maximum payout under the annual incentive plan is 150%.

For Fiscal 2017, the threshold, target and maximum performance goals, actual performance and resulting payout level are set out in the chart below:

Metric	Weighting	Threshold	Target	Maximum		Payout Level
Safety	20%	0.90	0.76	0.60	0.77	19%
Environment	5%		No major environmental incidents		No major environmental incidents	5%
Production Revenue	20%	US$551m	US$580m	US$609m	US$494m	0%
Opex	20%	CAD$549m	CAD$523m	CAD$497m	CAD$502.5m	22%
Sustaining Capital	5%	CAD$46.75m	CAD$44.5m	CAD$42.25m	CAD$43.4m	6%
Development Capital	20%	CAD$178m	CAD$169.5m	CAD$161m	CAD$158.3m	30%
Strategic	10%					0%
TOTAL						82%

Despite the overall achievement against set Corporate objectives, since the “bright line” test was not passed, the Human Resources & Compensation Committee determined that annual incentive payments for the Named Executive Officers for Fiscal 2017 would be zero.

3.     Long-term Incentives (LTI) – The LTI awards made to the Named Executive Officers for Fiscal 2017 were made:

•

50% as Performance Share Units which vest at the end of a three (3) year performance period based 50% on total shareholder return (TSR) relative to the diamond mining companies listed below and 50% on TSR relative to the companies in the S&P/TSX Materials index;

•	25% as Share RSUs which cliff vest three (3) years after the grant; and
•	25% as Options, which vest rateably one-third (1/3) per year over the three (3) years subsequent to the grant date.

The diamond mining companies are set out on the table below:

Alrosa Diamonds	Firestone Diamonds	Gem Diamonds
Gemfields	Kennady Diamonds	Lucara Diamond Corp
Mountain Province Diamonds	Petra Diamonds Ltd.	Stornoway Diamond Corp.

The diamond mining peer group was chosen to reflect the diamond mining companies that are the Corporation’s direct business comparators and companies that are subject to the same economic factors as the Corporation. The S&P/TSX Materials index companies were chosen to reflect the Corporation’s competitors for shareholder investment. The PSUs will vest using an adjustment factor as follows:

Relative TSR Performance	Adjustment Factor
Less than the 25th percentile	0.00
25th percentile	0.50
50th percentile	1.00
75th percentile or higher	2.00

The initial determination of a LTI award for a Named Executive Officer is made by the Human Resources & Compensation Committee, based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2017, the Human Resources & Compensation Committee applied a multiplier for the Chief Financial Officer at 1.6x base salary. For the Chief Operating Officer and Vice President Projects the multiplier was 1.4x base salary. The multiplier for the Executive Vice President Diamonds was marked at 2.2x base salary. The Chief Executive Officer’s LTI is determined by the Human Resources & Compensation Committee taking into account market practice, sustained performance, internal equity and seniority and was 2.5x base salary for Fiscal 2017. The LTI multipliers are derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian, with consideration also for the long-term performance of the executive, internal equity and the Corporation’s organizational structure.

The number of PSUs to be awarded is determined by dividing the dollar value of compensation to be provided in PSUs by the average Common Share price of the Corporation for the last five trading days prior to the grant date.

The number of RSUs to be awarded is determined by dividing the dollar value of compensation to be provided in RSUs by the average Common Share price of the Corporation for the last five trading days prior to the grant date.

The number of Options to be awarded is determined by dividing the dollar value of compensation to be provided in Options, by the Black Scholes value of each Option.

The Human Resources & Compensation Committee annually reviews all long-term incentive plans of the Corporation and reports to the Board on suggestions to modify such plans, as appropriate. When considering the making of a new grant under the Corporation’s LTI plans, the Human Resources & Compensation Committee takes into account previous grants made under such plans.

The long-term incentive awards made to the Named Executive Officers in Fiscal 2017 are set out in the summary compensation table on pages 53 to 54 of this Management Proxy Circular.

Additional information regarding the Corporation’s Stock Option Plan can be found on page 57 of this Management Proxy Circular (see “Securities Authorized For Issuance Under Equity Compensation Plans-Stock Option Plan”).

4.     Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, short and long-term disability plans, and defined contribution retirement plans are maintained at a level that is considered competitive and similar to what all employees receive (see “Pension Plan Benefits and Deferred Compensation Plan” on page 54 of this Management Proxy Circular).

Share Ownership Guidelines

The Corporation has Share Ownership Guidelines for selected executive officers to further align the interests of senior executives with the interests of shareholders. These guidelines apply to all of the Named Executive Officers. The guidelines, as outlined in the table below, can be complied with through the ownership of shares outright (by the executive and immediate family members residing in the same household) and Share RSUs and PSUs issued as part of an executive’s long-term compensation (whether vested or not).

Executive Level	Guideline
Chief Executive Officer	5x annual base salary
Chief Financial Officer and Designated Executives	1.5x annual base salary

Guidelines are expressed and determined as a multiple of an executive’s base salary. Participants are required to achieve their assigned guidelines within five (5) years of becoming subject to the guidelines. If a participant’s guideline increases, the participant has an additional five (5) years to achieve the incremental increase in ownership required.

The Human Resources & Compensation Committee regularly reviews share ownership guidelines and, with advice from its independent consultant, Meridian, ensures that its practices meet appropriate governance standards. The Committee may, in its sole discretion, impose such conditions, restrictions or limitations on any executive as it determines appropriate in order to achieve the underlying purposes of these guidelines.

The Named Executive Officers have until 2019 to meet the ownership guidelines, with the exception of Matthew Quinlan who has until 2021 to meet the ownership guidelines. The following table sets forth the share ownership (including RSUs and PSUs) of each Named Executive Officer of the Corporation as of January 31, 2017:

Executive	Target Ownership (multiple of base salary)	Value of Common Shares (Cdn$)(1)	Value of Share RSUs and PSUs (Cdn$)(1)	Total (Cdn$)	Compliance with Ownership Guidelines
Brendan Bell	5x	284,484	2,176,808	2,461,292	Yes(2)
Matthew Quinlan	1.5x	-	-	-	Yes(2)
Elliot Holland	1.5x	-	600,308	600,308	Yes(2)
Chantal Lavoie	1.5x	24,079	1,271,268	1,295,347	Yes
James R.W. Pounds	1.5x	23,884	1,688,837	1,712,721	Yes

(1)

Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2017, being Cdn$13.03 per Common Share. PSUs valued at 75% of face value for share ownership purposes.

(2)	Messrs. Bell, Holland, Lavoie and Pounds have until 2019 to achieve the assigned share ownership guidelines and Mr. Quinlan has until 2021 to achieve the assigned share ownership guidelines.

Other Compensation Policies of the Corporation

Change of Control

The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. All severance benefits and vesting of equity awards are on a “double trigger” basis, requiring both a change of control and the termination of employment without cause or constructive termination.

Risk

In Fiscal 2017, the annual compensation-related risk assessment was updated by the Human Resources & Compensation Committee’s independent consultant, Meridian, with input from management, to reflect changes in the Corporation’s compensation programs. The assessment was based on a scorecard that reviewed 52 factors across the following four (4) categories:

•	Pay philosophy and governance
•	Pay mix, structure and balance
•	Performance metrics
•	Risk mitigation practices

The Human Resources & Compensation Committee concluded that the pay programs and policies reflected in the review are not reasonably likely to have a material adverse effect on the Corporation, its business and its value. In particular, the capital intensive nature of the business, with its long-term investment cycle, makes it difficult for management to significantly influence share price based on controllable short-term factors.

The report prepared by the independent consultant noted the following design features of the Corporation’s compensation programs and its policies and practices which mitigate compensation risk:

1.	Program Structure

•	There is a good mix of fixed and variable compensation and short and long-term incentives.

•

Awards to Named Executive Officers under the Corporation’s annual incentive plan are based on company-wide financial and qualitative measures, which balance financial, operational and sustainability metrics to ensure that incentives cannot be achieved “at any cost”.

•

Payouts for the Named Executive Officers under the annual incentive plan are determined by the Human Resources & Compensation Committee and are individually capped at 150% of target and also on an aggregate basis at a maximum of 10% of operating profit.

•

The PSUs are awarded annually and vest at the end of a three (3) year performance period based 50% on total shareholder return (TSR) relative to the diamond mining companies listed below and 50% on TSR relative to the companies in the S&P/TSX Materials index (a group of 45 mining and related companies).

•

Options and RSUs are awarded annually and vest over three (3) years, which provides an overlap of vesting periods and addresses longer “tail” risks. This overlapping of vesting periods combined with Named Executive Officers’ share ownership requirements maintains their exposure to the risks of their decision making through their unvested share based awards.

2.	Compensation Risk Mitigation

•	The Corporation does not have a culture of hiring or promoting excessive risk takers.

•	The Corporation has adopted a Code of Ethics and Business Conduct and a Whistleblower Protection Policy.

3.	Committee and Process

•

The Human Resources & Compensation Committee is comprised entirely of independent directors, it engaged Meridian to review the risks associated with its compensation programs, it exercises discretion in determining equity based awards and it reviews the payouts under the annual incentive program.

•

David Smith and Josef Vejvoda are currently members of both the Audit Committee and the Human Resources & Compensation Committee. This crossover ensures that the Human Resources & Compensation Committee has a deep understanding of the Corporation’s enterprise risks and financial results when making its decisions respecting compensation.

•	The Audit Committee is responsible for reviewing enterprise risks and significant financial risks and exposures and for monitoring the management of these risks.

•

The Human Resources & Compensation Committee is responsible for evaluating compensation related risk and for reviewing incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate or excessive risk taking.

•	The Human Resources & Compensation Committee reviews executive succession planning and talent management at least annually.

Hedging Prohibition

Under the Corporation’s Insider Trading Policy, officers, directors and employees are prohibited from engaging in short-term, speculative transactions involving the Corporation’s securities, including hedging, short sales and buying or selling put or call options or other derivative securities relating to the Corporation’s shares. In the Corporation’s view, such trading is an activity more normally associated with “professional” traders and is, therefore, inconsistent with an insider’s role with, and duties to, the Corporation.

Clawback Policy

In Fiscal 2017, the Corporation reviewed and revised its clawback policy, which was previously set out in the Code of Ethics and Business Conduct. The new Incentive-Based Compensation Clawback Policy, which is available on the Corporation’s website, is aligned with best governance and risk mitigation practices and permits the Board to require reimbursement of annual and long-term incentive compensation if:

1.	Incentive compensation was based on financial results that were materially restated and the amount of compensation would have been lower had the financial results been properly reported; or
2.	An employee engaged in misconduct.

Discretion

The Human Resources & Compensation Committee has the authority to set performance measures and targets in relation to incentive programs for executives. It also has the general authority to amend such measures and targets, and the measurement of results to reflect business conditions, circumstances, and events not predicted when setting targets. The application of this authority is at the sole discretion of the Committee. In addition, the Committee does make some qualitative assessments of the individual performance and achievement of personal goals in incentive programs (e.g. assessment of non-financial goals). In Fiscal 2017, no discretionary adjustments were made.

Changes to Compensation for Fiscal 2018

It is expected that compensation for executive officers will be reduced in connection with the pending relocation of the Corporation’s head office to Calgary as the level of compensation required to attract and retain executive talent to Calgary is lower than the level required to attract and retain executive talent at the head office in Yellowknife.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2012). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Fiscal Years ended January 31st	2012	2013	2014	2015	2016	2017
Dominion Diamond Corporation	$11.73	$14.72	$16.22	$21.11	$14.95	$13.03
Value of $100 Investment	$100.00	$125.49	$138.28	$179.97	$127.45	$111.08
S&P/TSX Composite	34,759.27	36,500.63	40,663.61	44,835.91	40,404.04	49,920.59
Value of $100 Investment	$100.00	$105.01	$116.99	$128.99	$116.24	$143.62

(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

A significant portion of Named Executive Officers’ compensation is at risk, in the form of annual and long-term incentive awards the value of which is based on company and share price performance. Accordingly, the value of pay received by the Named Executive Officers is closely aligned with share performance. To support this concept, the graph below shows the realizable value of CEO pay compared to potential earnings for Fiscal 2015 through to Fiscal 2017.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2017, Fiscal 2016 and Fiscal 2015 (compensation for Fiscal 2017 is shown using the Average Exchange Rate and compensation for Fiscal 2016 and Fiscal 2015 has been restated using the Average Exchange Rate, to show real, rather than currency based, movement in executive compensation):

Name and Principal Position	Year Ended Jan. 31st	Salary (US$)(1)	Share-Based Awards (US$)(2)	Option-Based Awards (US$)(3)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans(4)	Long-Term Incentive Plans
Brendan Bell Chief Executive Officer	2017 2016 2015	493,805 474,901 455,820	1,237,250(5) 439,091 276,796	621,100 319,074 351,855	- 236,264 210,817	- - -	- - -	85,846(6) 280,723(7) 102,230(8)	2,438,002 1,750,054 1,397,518
Matthew Quinlan Chief Financial Officer	2017	125,466(9)	-	-	-	-	-	-	125,466
Chantal Lavoie Chief Operating Officer	2017 2016 2015	455,820 455,778 455,820	478,612 319,074 276,796	159,537 319,074 351,855	- 148,128 210,817	- - -	72,657 64,190 34,702	114,195(10) 117,666(10) 102,230(10)	1,280,821 1,423,910 1,432,220
James R.W. Pounds Executive Vice-President	2017 2016 2015	493,805 473,391 453,062	814,777 317,144 275,119	271,593 317,144 349,734	- 186,180 161,682	- - -	- - -	27,088(11) 64,608(12) 23,439(12)	1,607,263 1,358,466 1,263,037
Elliot Holland Vice President, Projects	2017 2016 2015	455,820 455,778 75,970(13)	478,612 638,148 -	159,537 - -	- 143,570 -	- - -	- - -	49,380(14) 25,857(15) -	1,143,350 1,263,354 75,970
Cara Allaway, Acting Chief Financial Officer	2017 2016 2015	170,242(16) 139,614 45,722	46,718 60,849 -	- - -	38,304 15,000 -	- - -	25,292 18,432 5,029	34,187(17) 34,187(17) 15,732(17)	314,743 268,081 66,483
Ron Cameron, Former Chief Financial Officer	2017 2016 2015	208,918(18) 455,778 189,925(19)	- 319,074 553,516	- 319,074 -	- 139,012 91,258	- - -	- - -	1,365,147(20) 102,440(21) 38,237(22)	1,574,065 1,335,379 872,936

(1)	The information for 2017 is based on the 2017 Average Exchange Rate and the compensation for each of 2016 and 2015 has been restated using the 2017 Average Exchange Rate.
(2)

The table below shows the share-based long-term incentive awards outstanding for each Named Executive Officer, and the value of such awards, as at January 31, 2017, converted as applicable into United States dollars at the Year-End Exchange Rate. Details of the Long- term Incentive Plans can be found on page 46 of this Management Proxy Circular (see “Long-term Incentives”).

LONG-TERM INCENTIVES OUTSTANDING AS OF JANUARY 31, 2017

Name	Number of Cash RSUs	Value of Cash RSUs (US$)	Number of Share RSUs	Value of Share RSUs (US$)
Brendan Bell	-	-	167,071	1,672,879
Matthew Quinlan	-	-	-	-
Chantal Lavoie	-	-	97,565	976,974
James R. W. Pounds	-	-	129,612	1,297,874
Elliot Holland	29,041	290,805	75,112	752,142
Cara Allaway	7547	75,569	-	-

The table below shows the long-term incentive awards granted in Fiscal 2017. The payout value of the RSUs will be based upon the 5-day average closing price of the Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

LONG-TERM INCENTIVE AWARDS GRANTED IN FISCAL 2017

Name	Share RSUs Granted	PSUs Granted
Brendan Bell	60,683	69,683
Matthew Quinlan	-	-
Chantal Lavoie	18,010	36,021
James R.W. Pounds	30,660	61,321
Elliot Holland	18,010	36,021
Cara Allaway	-	-
Ron Cameron	18,010	36,021

RSUs granted in Fiscal 2015 vest one-third on March 31, 2015, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$14.76 on April 2, 2014, the average closing price of the Common Shares on the five trading days prior to April 2, 2014 converted at the Year-End Exchange Rate. Share RSUs granted in Fiscal 2016 vest on March 31, 2018. The value of these RSUs was determined based on a share price of Cdn$21.83 on April 13, 2015, the average closing price of the Common Shares on the five trading days prior to April 13, 2015 converted at the Year-End Exchange Rate. Cash RSUs granted in Fiscal 2016 vest one-third on March 31, 2016, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$21.83 on April 13, 2015, the average closing price of the Common Shares on the five trading days prior to April 13, 2015 converted at the Year-End Exchange Rate. Cash RSUs granted in Fiscal 2017 vest one-third on March 31, 2017 and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of $11.66 on July 8, 2016, the average closing price of the Common Shares on the five trading days prior to July 8, 2016 converted at the Year-End Exchange Rate. Share RSUs granted in Fiscal 2017 vest on March 31, 2019, with the latest settlement date being March 31, 2026. The value of these RSUs was determined based on a share price of $11.66 on July 8, 2016, the average closing price of the Common Shares on the five trading days prior to July 8, 2016 converted at the Year-End Exchange Rate. PSUs granted in Fiscal 2017 vest on March 31, 2018. The value of these PSUs was determined based on a share price of $11.66 on July 8, 2016, the average closing price of the Common Shares on the five trading days prior to July 8, 2016 converted at the Year-End Exchange Rate.

(3)

For the options granted on April 7, 2014, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 2.27%, dividend yield of 0%, volatility factor of 57%, and expected option life of ten years after grant. The options were granted at an exercise price of Cdn$14.75, being the closing price of the Corporation’s share on the TSX on the date immediately preceding the date of grant. For the options granted on April 13, 2015, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 0.78%, dividend yield of 0%, volatility factor of 52.43%, and expected option life of ten years after grant. The options were granted at an exercise price of Cdn$22.37, being the closing price of the Corporation’s share on the TSX on the date immediately preceding the date of grant. For the options granted on July 8, 2016, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 0.62%, dividend yield of 0%, volatility factor of 56.094%, and expected option life of ten years after grant. The options were granted at an exercise price of Cdn$11.43, being the closing price of the Corporation’s share on the TSX on the date immediately preceding the date of grant.

(4)	Converted into United States dollars at the Year-End Exchange Rate.
(5)

This amount includes planned annual grants in addition to a one-time grant awarded in connection with Mr. Bell’s promotion to Chief Executive Officer, which was delayed due to an extended blackout period, and as compensation for his undertaking significant responsibilities of the former CEO during the former CEO’s illness.

(6)	This amount includes housing allowance and northern living allowance.
(7)	This amount includes housing allowance, northern travel allowance, northern living allowance, and an annual incentive for serving as the Acting Chief Executive Officer during Fiscal 2016.
(8)	This amount includes housing allowance, northern travel allowance, northern living allowance.
(9)

This amount represents a partial year’s earnings as Mr. Quinlan was hired on September 2, 2016. The initial equity grant of his compensation, to be paid in a combination of PSU’s, RSU’s and Options, that is payable to Mr. Quinlan remains outstanding.

(10)	This amount includes northern living allowance, site allowance, housing allowance, travel allowance and the Corporation’s contributions to defined contribution plan.
(11)	This amount includes housing allowance, northern travel allowance and northern living allowance.
(12)	This amount includes housing allowance and northern living allowance.
(13)	This amount represents a partial year’s earnings as Mr. Holland was hired on December 1, 2014.
(14)	This amount includes northern living allowance and housing allowance.
(15)	This amount includes housing allowance.
(16)	This amount includes a temporary increase in salary for the period Ms. Allaway was acting Chief Financial Officer.
(17)	This amount includes northern travel allowance and northern living allowance.
(18)	This amount represents a partial year’s earnings as Mr. Cameron stepped down from his position as Chief Financial Officer effective July 15, 2016.
(19)	This amount represents a partial year’s earnings as Mr. Cameron was hired on August 27, 2014.
(20)

This amount includes partial year’s northern living allowance, northern travel allowance, housing allowance as well as severance provisions in accordance with his contract. Mr. Cameron stepped down from his position as Chief Financial Officer effective July 15, 2016.

(21)	This amount includes northern living allowance, travel allowance, housing allowance and the Corporation’s deferred profit sharing match.
(22)	This amount includes northern living allowance, relocation allowance, travel allowance, housing allowance and the Corporation’s deferred profit sharing match.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as at January 31, 2017

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Brendan Bell	56,892 39,698 71,397 53,766	11.34 17.19 8.68 12.51	04/07/2024 04/13/2025 07/08/2026 07/08/2026	- - 94,923 -	167,061	1,672,879	-
Mathew Quinlan(4)	-	-	-	-	-	-	-
Chantal Lavoie	56,892 39,698 36,907	11.34 17.19 8.68	04/07/2024 04/13/2025 07/08/2026	- - 49,068	97,565	976,974	-
James R.W. Pounds	207,000 56,548 39,457 62,830	2.90 11.34 17.19 8.68	04/07/2019 04/07/2024 04/13/2025 07/08/2026	1,471,485 - - 83,533	129,612	1,297,874	-
Elliot Holland	36,907	8.68	07/08/2026	49,068	75,112	752,142	-
Cara Allaway	-	-	-	-	7,547	75,569	-
Ron Cameron	-	N/A	-	-	-	-	-

(1)

Share-based awards represent outstanding RSUs and PSUs. The payment value of the RSUs and PSUs is based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2017, of Cdn$13.03 per Common Share converted into United States dollars at the Year End Exchange Rate. PSUs are valued at 75% of face value.

(2)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year-End Exchange Rate.
(3)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2017, of Cdn$13.03 per Common Share converted at the Year End Exchange Rate.
(4)

Mr. Quinlan was appointed as Chief Financial Officer of the Corporation on September 2, 2016. The initial equity portion of his compensation, which is to be paid in a combination of PSU’s, RSU’s and Options, remains outstanding.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Brendan Bell	501,869	180,487	-
Matthew Quinlan	-	-	-
Chantal Lavoie	322,406	216,567	-
James R.W. Pounds	320,454	215,254	-
Elliot Holland	-	139,399	-
Cara Allaway	-	12,680	22,990
Ron Cameron	-	-	-

Pension Plan Benefits and Deferred Compensation Plan

No Named Executive Officer is a member of a defined benefit pension plan.

No Named Executive Officer, except Mr. Lavoie and Ms. Allaway, were members of the Corporation's Canadian registered defined contribution plan in Fiscal 2017 whereby the Corporation matches an employee's contribution to his or her registered retirement savings plan to a maximum of 3% and contributes 8% of the employee's earnings up to 2.5 times the year’s maximum pensionable earnings and 12% of the employee’s earnings in excess of 2.5 times the year’s maximum pensionable earnings. An amount up to the maximum contribution limits under the Income Tax Act (Canada) is contributed to the Corporation's registered defined contribution pension plan and any amounts in excess of the contribution limit is notionally contributed to the Corporation's Supplementary Pension Plan Fund. Mr. Lavoie and Ms. Allaway reached the maximum limit under the Income Tax Act (Canada) and earned an amount paid into the Corporation's Supplementary Pension Plan Fund.

Mr. Quinlan, Mr. Holland, Mr. Bell, and as of January 1, 2017 Mr. Lavoie, are members of the Corporation’s Canadian deferred profit sharing plan whereby the Corporation matches an employee’s contribution to his or her registered retirement savings plan to a maximum of 6% of the employee’s salary and subject to the maximum contribution limits under the Income Tax Act (Canada).

The following table outlines the change in value of the defined contribution plan holdings of the Named Executive Officers over the course of Fiscal 2017.

Defined Contribution Plans

Name	Accumulated Value at February 1, 2016 (US$)	Compensatory (US$)(1)	Accumulated Value at January 31, 2017 (US$)
Brendan Bell	N/A	N/A	N/A
Matthew Quinlan	N/A	N/A	N/A
Chantal Lavoie(2)	68,555	72,657	90,512
James R.W. Pounds	N/A	N/A	N/A
Elliot Holland	N/A	N/A	N/A
Cara Allaway	25,848	25,292	50,112
Ron Cameron	N/A	N/A	N/A

(1)	Contribution by Dominion Diamond Ekati Corporation to defined contribution plan.
(2)

Mr. Lavoie ceased participation in the Dominion Diamond Ekati Corporation defined contribution plan as of December 31, 2016. As of January 1, 2017 Mr. Lavoie commenced participation in the Corporation’s Canadian deferred profit sharing plan.

Termination and Change in Control Benefits

The Corporation has entered into employment agreements with Brendan Bell, Matthew Quinlan, James R. W. Pounds, Chantal Lavoie and Elliot Holland. The following table sets out five termination scenarios and explains the compensation that would be paid to the current Named Executive Officers in event of such termination:

Compensation Element	Resignation	Termination with Cause	Termination Without Cause(1)	Retirement	Change in Control
Base Salary	Ends immediately	Ends immediately	As negotiated, paid in lump sum, generally within 5 business days of termination	Ends immediately	Two times current base salary
Annual Incentives	Entitled to unpaid annual incentive, per guidelines	Forfeited	As negotiated, paid in lump sum, generally within 5 business days of termination	Entitled to unpaid annual incentive , per guidelines	Two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods
Long-term Incentives Stock Options	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Options become fully vested and immediately exercisable for a period of the shorter of the remaining Term of the Option and two (2) years from the date of termination	Unvested options cancelled, vested options expire in 60 days	Options become fully vested and immediately exercisable for a period of the shorter of the remaining Term of the Option and two (2) years from the date of termination
Long-term Incentives RSUs	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Unvested RSUs which would have vested within 12 months of a Change in Control will vest and be paid out immediately upon date of termination
Long-term Incentives PSUs	Receive the value of vested PSUs; unvested PSUs cancelled	Receive the value of vested PSUs; unvested PSUs cancelled	Receive the value of vested PSUs; will receive a pro- rata portion of unvested PSUs	All PSUs will vest immediately	Unvested PSUs which would have vested within 12 months of a Change in Control will vest immediately upon termination
Benefits	None	None	Coverage as negotiated	None	Coverage as negotiated

(1)	The following table sets out what is to be paid to the current Named Executive Officers upon termination or a triggering event as of January 31, 2017:

Named Executive Officer	Type of Termination or Triggering Event	Payment(B)
Brendan Bell	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods.

Matthew Quinlan	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods.

Elliot Holland	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods.

Chantal Lavoie	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods.

James R. W. Pounds	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s annual incentive; or (ii) the average of his annual incentives for the last two fiscal periods.

(A)	Which is generally defined as events which constitute a constructive termination.
(B)	The executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for 2 years.

The estimated additional payment to certain Named Executive Officers in the case of termination under the above-noted scenarios, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Named Executive Officer(1)	Compensation Element	Resignation (US$)	Termination With Cause (US$)	Termination Without Cause (US$)	Retirement (US$)	Change in Control (US$)
Brendan Bell	Salary & Annual Incentive Stock Options(3) RSUs & PSUs Total	- - - -	- - - -	1,477,095 94,923 - 1,572,018	- - - -	1,477,095 94,923 306,541 1,878,559
Matthew Quinlan(2)	Salary & Annual Incentive Stock Options RSUs & PSUs Total	- - - -	- - - -	614,800 - - 614,800	- - - -	614,800 - - 614,800
Elliot Holland	Salary & Annual Incentive Stock Options RSUs & PSUs Total	- - - -	- - - -	1,212,693 49,068 - 1,261,761	- - - -	1,212,693 49,068 145,397 1,407,158
Chantal Lavoie	Salary & Annual Incentive Stock Options RSUs & PSUs Total	- - - -	- - - -	1,285,316 49,068 - 1,334,384	- - - -	1,285,316 49,068 306,541 1,640,925
James R. W. Pounds	Salary & Annual Incentive Stock Options RSUs & PSUs Total	- 1,471,485 - 1,471,485	- - - -	1,487,266 1,555,018 - 3,042,284	- 1,471,485 - -	1,487,266 1,555,018 304,683 3,346,967

(1)	Converted into United States dollars at the Year End Exchange Rate.
(2)

Mr. Quinlan was appointed as Chief Financial Officer of the Corporation on September 2, 2016. The initial equity portion of his compensation, which is to be paid in a combination of PSU’s, RSU’s and Options, remains outstanding. If a Change in Control occurs before Mr. Quinlan is awarded the initial equity portion of his compensation, Mr. Quinlan would be entitled to be paid an additional amount in cash in lieu of this equity entitlement. This amount would have been approximately $245,920 as of the last business day of the Corporation’s most recently completed financial year.

(3)

The Corporation has entered into an agreement with Mr. Bell which provides that, subject to the satisfaction of certain conditions set out therein, Mr. Bell shall have the opportunity for further vesting of his Stock Options for the period to and including July 8, 2019.

Messrs. Bell, Quinlan, Holland, Lavoie and Pounds’ executive employment agreements contain an indefinite non-disclosure provision and a 12-month non-solicitation provision following termination of employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables provide information as of January 31, 2017, concerning options outstanding, and Common Shares available for future issuance, pursuant to the Stock Option Plan (as defined below) and the Amended and Restated 2010 Restricted Share Unit Plan, which have been approved by the shareholders of the Corporation and which are currently the only compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Stock Option Plan

Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the plan
2,681,009	Cdn$13.13	1,809,411

The Corporation currently has in place a stock option plan (the “Stock Option Plan”), which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, and which was most recently amended on January 14, 2015 by the Board with respect to certain administrative matters pursuant to Section 15.1 of the Stock Option Plan. The maximum number of Common Shares issuable pursuant to the Stock Option Plan is 6,000,000, which represents 7% of the currently outstanding Common Shares. As of the date hereof, there are stock options outstanding in respect of an aggregate of 2,681,009 Common Shares, representing approximately 3.3% of the currently outstanding Common Shares.

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Stock Option Plan are: (i) any officer, or full or part-time employee of the Corporation or any of its subsidiaries, and (ii) any other person engaged to provide ongoing management or consulting services to the Corporation or any of its subsidiaries (and upon the receipt of a grant of options, an “Optionee”);

(b)	options shall not be granted under the Stock Option Plan which could result in:

(i)

the number of Common Shares reserved for issuance to any one person, exceeding 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;

(ii)

the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons (as defined in the Stock Option Plan), exceeding 10% of the Outstanding Issue, at the time of such grant;

(iii)

the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, exceeding 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve-month period immediately preceding such time (the “Adjusted Outstanding Issue”);

(iv)

the number of Common Shares issued within any one year period pursuant to the exercise of options, and options granted under a share compensation arrangement existing prior to effective date of the Stock Option Plan, to any one Related Person and his or her associates exceeding 2% of the Adjusted Outstanding Issue;

(c)

the exercise price for the Common Shares under each option granted under the Stock Option Plan is determined on the basis of the market price at the time of granting of each option. If at the time of grant of an option the Common Shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the Common Shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the Common Shares of the Corporation on the TSX;

(d)

options granted under the Stock Option Plan may provide that the number of Common Shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option; however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” (as defined in the Stock Option Plan), which includes a change in control of the Corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(e)	the term of an option, as determined by the Human Resources & Compensation Committee, (the “Term”) shall not exceed 10 years;

(f)	the expiry date of an option held by an Optionee is the earlier of the last date of the Term of the option and the following dates, upon:

(i)	death - up to 12 months from the date of death;

(ii)	termination of employment by reason of disability - 12 months from the date of notice of termination;

(iii)	termination of employment other than by reason of disability - 60 days from the date of notice of termination;

(iv)	resignation - 60 days from the date of resignation;

(v)	termination of employment within 24 months following an Acceleration Event (as defined in the Stock Option Plan) - shorter of the term of the option or 24 months from the date of termination;

the foregoing dates may be extended, provided that such extension shall not be granted beyond the Term of the option;

(g)

in the event of an Acceleration Event or a potential Acceleration Event, the Human Resources & Compensation Committee has the power to make such changes to the terms of the options as it considers fair and appropriate;

(h)

the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), and the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within 10 calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least 10 calendar days after the end of the Black-Out Period;

(i)	options may not be assigned or transferred, except by Will or by the laws of descent and distribution; and

(j)

the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan.

Amended and Restated 2010 Restricted Share Unit Plan

Number of Common Shares to be issued upon exercise of outstanding share units	Number of Common Shares remaining available for future issuance under the plan
284,488	305,512

In September, 2010, the 2010 Restricted Share Unit Plan was adopted by the Corporation, which originally granted RSUs that would be settled in cash. On July 19, 2013, shareholders of the Corporation approved the adoption of the Amended and Restated 2010 Restricted Share Unit Plan (the “2010 RSU Plan”), which allows the Corporation to settle restricted share units (“Units”) that are granted under the 2010 RSU Plan in either Common Shares issued from treasury (“Common Share Units”) or cash (“Cash Units”). The maximum number of Common Shares issuable pursuant to the 2010 RSU Plan is 600,000, which represents 0.7% of the currently outstanding Common Shares. As of the date hereof, there are Common Share Units outstanding in respect of an aggregate of 284,488 Common Shares, representing approximately 0.4% of the currently outstanding Common Shares.

The material provisions of the 2010 RSU Plan are as follows:

(a)	employees of the Corporation and its affiliates who are designated by the Human Resources & Compensation Committee (a “Participant”) as being eligible to participate in the 2010 RSU Plan;

(b)	at the time of grant, the Human Resources & Compensation Committee will designate whether the award to a Participant is to be settled as Cash Units or Common Share Units;

(c)

under no circumstances may the 2010 RSU Plan, together with all of the Corporation’s other share compensation arrangements, result in: (a) the aggregate number of Common Shares issued to insiders of the Corporation within any one year period or issuable to insiders at any time exceeding 10% of the total number of issued and outstanding Common Shares; (b) the number of Common Shares issued to any insider (including such insider’s associates) within any one year period exceeding 5% of the then total number of issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance to any one person exceeding 5% of the then total number of issued and outstanding Common Shares;

(d)

in the event a dividend becomes payable on the Common Shares, on the payment date for such dividend, each Participant’s account shall be credited with a number of Units (including fractional Units) equal to: (a) the amount of the dividend paid per Common Share multiplied by the number of Units credited to the Participant’s account as of the record date for payment of the dividend, divided by (b) the average closing price for the Common Shares on the TSX on the five trading days prior to that date (the “Fair Market Value”) as of the date for payment of the dividend. Subject to the Plan, Units credited to a Participant’s account will generally vest at the same time as the related Units vest and will generally be settled in the same form, in cash or Common Shares, as the related Units;

(e)	Participants do not have any rights as a shareholder of the Corporation in respect of the Units. Accordingly, Participants are not entitled to vote the Common Shares underlying the Common Share Units;

(f)	Units are not assignable by a Participant;

(g)

if the employment of a Participant is terminated for any reason other than death or disability, the Participant will forfeit all right, title and interest with respect to any unvested Units awarded to the Participant under the 2010 RSU Plan and such Units will immediately expire and be cancelled on such termination date, unless otherwise determined by the Human Resources & Compensation Committee in its sole discretion. Any vested Units will continue to be governed by the 2010 RSU Plan (see “Settlement” below). If a Participant dies or becomes disabled, his or her Units will vest immediately;

(h)	Units will vest in accordance with the terms set by the Human Resources & Compensation Committee at the time of grant;

(i)

for Common Share Units, the number of Common Shares received by a Participant upon vesting shall be equal to the number of such Units vested on the settlement date. Also, at any time prior to the settlement date, Participants may request that such Common Share Units be settled in cash, and the Human Resources & Compensation Committee may, in its absolute discretion, agree to settle such Units in cash;

(j)

for the purpose of determining the cash amount payable by the Corporation to a Participant in respect of Cash Units, the number of Units will be valued by multiplying the number of such Units by the Fair Market Value on the date a determination is required, namely the earliest of: (a) the date of the Participant’s death or disability; (b) the last day of employment of the Participant; or (c) the settlement dates set out in any grant instrument. The value will be paid to a Participant net of all applicable taxes and other amounts required to be withheld determined in the sole discretion of the Corporation, within 30 days of the date the fair market value of the applicable Units was determined;

(k)	upon a change in control of the Corporation and the termination, without cause, of the Participant within 12 months thereafter, the Participant’s Units will vest on the date of termination; and

(l)

the Board may make amendments to the 2010 RSU Plan without seeking shareholder approval including, but not limited to, housekeeping amendments, amendments to satisfy changes in applicable tax law, amendments to outstanding Units in the event of certain corporate transactions and the addition of covenants for the protection of Participants. However, shareholder approval is required for: (i) an increase in the maximum number of Common Shares reserved for issuance under the 2010 RSU Plan or a change from a fixed maximum number of Common Shares to a fixed percentage; (ii) an amendment to the amendment provisions of the 2010 RSU Plan; (iii) an expansion of insider participation; (iv) an amendment extending the term of any award beyond its original expiry date; (v) the addition of any new provision which will result in Participants receiving Common Shares while no cash consideration is received by the Corporation; and (vi) any amendment to the assignment provisions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of Corporation, none of Corporation’s directors or officers or anyone who has held office as such since the beginning of the Corporation’s last completed financial year or any associates or affiliates of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director or executive officer or employee of the Corporation or any of its subsidiaries, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is contained in its comparative annual financial statements and Management’s Discussion and Analysis of the results of operations for Fiscal 2017. Copies of this Management Proxy Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis of the results of operations for the Corporation for an annual or interim period, the Annual Information Form, and copies of charters of the Committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, 416-362-2237 ext. 1 or by emailing investor@ddcorp.ca or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to documents and/or information available on the Corporation’s website can be found at www.ddcorp.ca.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Jill Rowe
Corporate Secretary
May 8, 2017

SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)

The Board is currently comprised of eight directors, all of which are considered to be unrelated and independent directors within the meaning of Canadian and United States securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently James K. Gowans, Thomas A. Andruskevich, Graham G. Clow, Trudy Curran, Tim Dabson, David S. Smith, Chuck Strahl and Josef Vejvoda.

(b)	All directors of the Corporation are independent, as such term is defined in Section 1.2(1) of NI 58-101.

(c)

Some of the directors of the Corporation, are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of May 6, 2017. No members of the Board served together on the boards of other public companies:

Name of Current Director	Other Directorships Held
James K. Gowans(1)	Cameco Inc. and Arizona Mining Inc.
Thomas A. Andruskevich	None
Graham G. Clow	Barrick Gold Corporation
Trudy Curran	Baytex Energy Corp.
Tim Dabson	None
David S. Smith	Nevsun Resources Ltd. and Paramount Gold Nevada Corporation
Chuck Strahl	None
Josef Vejvoda	Absolute Software Corporation and Shortel Inc.

(1)

Mr. Gowans is president and chief executive officer for Arizona Mining Inc., a junior exploration company. Mr. Gowans has four direct reports and his primary focus is marketing and business development, execution of the company’s strategy and investor relations. Arizona Mining is focused on the exploration of two projects and its chief operating officer oversee the exploration work. The company also employs an executive chairman, who shares the business development work with Mr. Gowans. Mr. Gowans also serves as a director of Cameco Inc., chairs its safety, health and environment committee and sits on the nominating, corporate governance and risk committee and the reserves oversight committee.

Mr. Gowans is Chair of the Corporation, and is an ex-officio non-voting member of the Audit Committee, Human Resources & Compensation Committee, Nominating & Corporate Governance Committee and Health, Safety & Environmental Committee. Mr. Gowans’ attends all committee meetings to stay abreast of all issues within the Corporation. The Nominating & Corporate Governance Committee has discussed Mr. Gowans’ commitments as Chair, and is confident that Mr. Gowans will continue to meet his commitments, both from an attendance, preparation and leadership perspective. Additionally, the Nominating & Corporate Governance Committee conducts an annual assessment process where each director’s ability to meet his or her commitments is assessed. If it was brought to light that Mr. Gowans, or any of the Corporation’s directors, were not able to meet the required commitments, then that would be considered as part of the annual nomination process.

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(d)

In Fiscal 2017, and prior to the appointment of James K. Gowans as independent Chair of the Board, the Lead Director, or in his absence another independent director, presided over all executive sessions. Since April 12, 2016, Jim Gowans, as independent Chair of the Board, or in his absence another independent director, presided over all executive sessions. The independent directors sitting on the Board and Committees held private in camera sessions at meetings as follows:

PRIVATE IN CAMERA SESSIONS HELD
	Scheduled Meetings	Unscheduled Meetings (called on short notice)
Board of Directors	7 of 7	8 of 9
Audit Committee	4 of 4	1 of 3
Health, Safety & Environmental Committee	3 of 4(1)	N/A
Human Resources & Compensation Committee	3 of 4(1)	N/A
Nominating & Corporate Governance Committee	2 of 4(1)	0 of 1

(1)

A meeting held in June to approve the 2016 Management Proxy Circular, was held concurrently with other Committees and the board, and accordingly, an in camera session was held at the Board meeting only.

(e)

Daniel Jarvis, who was not a member of management and who was unrelated and independent, was the Lead Director for the Corporation until April 13, 2016. The principal responsibilities of the Lead Director included overseeing the Board processes so that it operated efficiently and effectively in carrying out its duties, acted as a liaison between the Board and management, and presided over all executive sessions of the Board. With the appointment of James K. Gowans as independent Chair, the position of Lead Director was discontinued on April 12, 2016.

James K. Gowans, an independent director, was appointed Chair of the Corporation on April 12, 2016. The Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently. The Chair also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management and the Board. The Corporation has a written Position Description for the Chair, which is available on the Corporation's website.

Interested parties may contact the Chair by mail addressed to Mr. Gowans c/o Dominion Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(f)	The attendance at Board and Committee meetings for the directors that held office during Fiscal 2017 can be found on page 31 of this Management Proxy Circular (see “

(g)	Meetings Held and Attendance of Directors”).

Majority Voting Policy

The Corporation’s Majority Voting Policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the annual meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting.

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The Nominating & Corporate Governance Committee shall consider the resignation and recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee, and must accept the resignation of the director absent exceptional circumstances. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this Committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The Majority Voting Policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual Board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director, or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board of Directors Diversity Policy

On January 14, 2015 the Board adopted a Board of Directors Diversity Policy, which was reconfirmed on January 20, 2016, and amended on March 9, 2017. The Corporation recognizes and embraces the benefits of having a diverse Board and senior management to enhance the quality of its performance and, accordingly, the Board is committed to continued growth and development with respect to diversity among its board members and senior management. In addition, the Board is committed to ensuring that its members are reflective of diverse professional experience, skills, knowledge and other attributes that are essential to its successful operation and the achievement of the Corporation’s current and future plans and objectives. Pursuant to the Diversity Policy, the Nominating & Corporate Governance Committee is authorized to:

•	oversee the periodic evaluation and assessment of individual board members as well as board committees and the Board as a whole to identify strengths and areas for improvement;

•	develop and maintain a director skills matrix that identifies the skills and expertise required for the Board along with potential areas for growth and improvement;

•	take measures designed to ensure that nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates;

•	maintain an evergreen list of potential candidates, to the extent feasible, that addresses the needs identified through the processes undertaken above;

•	recommend to the Board appropriate targets and timelines for achieving such targets in respect of representation of women on the board; and

•	as required, engage qualified independent external advisors to assist the board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

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Director Term Limits and Other Mechanisms of Board Renewal

The Board does not believe it should establish term limits. While the Board acknowledges the benefit of fresh ideas and viewpoints, it encourages alternative means of ensuring Board renewal as opposed to the imposition of arbitrary thresholds given the value of the contribution of directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.

Simultaneous Service on Other Public Company Boards or Committees

The number of boards of other organizations that a director sits on is left to the discretion of the individual director. However, in exercising such discretion, directors recognize that board service requires significant time and attention in order to properly discharge responsibilities. In the event an Audit Committee member serves on the audit committee of more than three public companies, the Board must make a determination that the simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee of the Company, and disclose such determination in the annual management proxy circular. A named executive officer of the Company requires the consent of the Board prior to joining any other board and/or committee of another organization. Service on boards and/or committees of other organizations should be consistent with the Company’s conflict of interest policies.

If, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee shall re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires the resignation of the director, the director shall immediately tender his or her resignation from the Board.

Representation of Women on the Board and in Executive Officer Positions

Although the Corporation has not adopted a formal written policy or target relating to the representation of women on the Board or in senior management positions, the Nominating & Corporate Governance Committee takes into account the diversity of candidates when filling Board vacancies and senior management positions. When identifying candidates to nominate for election to the Board or recommend for appointment as senior management, the primary objectives of the Board and the Nominating & Corporate Governance Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities, having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments.

In furtherance of the Corporation’s commitment to diversity, the Board and the Nominating & Corporate Governance Committee will have due regard for the need to identify and promote individuals who are reflective of diversity for nomination for election to the Board and appointment as senior management.

In Fiscal 2017, Trudy Curran was elected as a director of the Corporation (one of eight directors). There are currently no women on the senior leadership team, however there are six women that hold key positions on the Corporation's executive and management team (representing 23% of the executive and management team).

Targets

Given the nature and size of the Corporation’s business and its industry, it may be challenging for the Corporation to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Corporation seeks to promote. The Corporation has therefore not adopted any specific targets as to the number of women Board members or the number of women in senior management positions, but will promote its objectives through the initiatives set out in the Diversity Policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

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The Nominating & Corporate Governance Committee will monitor the success of the Diversity Policy by measuring the relative increase of diversity on the Board and in senior management over time, as well the implementation of specific processes designed to foster the progression of diverse candidates to be considered for nomination or appointment.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chair, the Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for determining the most appropriate orientation and education program for new members of the Board and of the Board’s various committees and the continued development of all members of the Board.

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Site visits to the Diavik Diamond Mine and the Ekati Diamond Mine are arranged for new directors.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. The following is a list of the internal and external conferences, seminars, courses and site tours that our Board members attended during the year:

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DATE		DESCRIPTION	ATTENDEES
March 4, 2016	•	Presentation by TD Securities with respect to Strategic Perspectives	All directors as of the date, with the exception of Graham Clow
April 12, 2016	•	Presentation by Meridian Compensation Partners with respect to Executive Compensation and Governance Trends	All directors as of the date, with the exception of Daniel Jarvis and Tom Kenny
May 9, 2016	• •	Site visit to the Ekati Mine Presentation and training by Sentis on Zero Incident Process	Tom Kenny, Dave Smith and Chuck Strahl
May 25, 2016	•	Presentation by a leading management consultant with respect to Diamond Market Research	All directors as of that date
July 5, 2016	•	Presentation by Rothschild with respect to Capital Allocation Strategy	All directors as of that date, with the exception of Robert Gannicott
July 21, 2016	•	Presentation by Peter Ravenscroft, independent QP regarding Resources/Reserves Modelling and Reporting	All directors as of the date, and Trudy Curran and Tim Dabson
September 6, 2016	•	Site Visit to the Ekati Mine	All directors as of that date
September 7, 2016	•	Presentation by Meridian Compensation Partners with respect to Recent Developments in Executive Compensation	All directors as of that date
January 15, 2017	•	Presentation by a leading management consultant with respect to Diamond Market Perspective	All directors as of that date

In addition to the above, KPMG provides the Audit Committee with quarterly highlight reports, and Management provides quarterly reports to the Board on Finance, Risk & Internal Audit, Production and Operations, Exploration, Sales and Marketing, Enterprise Risk Management, Investor Reports and status of joint ventures. Management also provides special reports and updates to the Board and various Committees from time to time, and Meridian provides reports to the Human Resources & Compensation Committee, as noted below:

MANAGEMENT SPECIAL REPORTS	MERIDIAN REPORTS
•     Diamond Inventory Overview (Audit-April/16)
•     Foreign Exchange Sensitivity (Audit-April/16)
•     Cybersecurity (Audit-June/16 & December/16)
•     Development & Operation Strategies (Board-July/16)
•     LKDFN Judicial Review (HSE-September/16)
•     Corporate Governance Overview and Effectiveness of the Governance System (Governance-January/17)
•     Review of Permitting & Authorizations (HSE-January/17)
•     Review of Community Groups (HSE-January/17)
• Sales & Marketing Strategy (Board-January/17)	• ISS Pay for Performance Assessment for Say on Pay
•     Modelling CEO Share Ownership Value
•     Benchmarking
•     2016 Competitive Analysis of Executive Compensation
•     2016 Market Analysis of Director Compensation
•     Compensation Related Risk
• Modelling CEO Share Ownership Value

Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

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Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and NI 52-110 require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance with such requirement. The Corporation has adopted a code of ethics entitled Code of Ethics and Business Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors and Succession Planning

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. The Nominating & Corporate Governance Committee utilizes a director skills matrix that identifies the skills and expertise required for the Board along with potential areas for growth and improvement.

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The Board assessment is done periodically, and consists of an interview and discussion by the Chair with each director on an informal basis. The Nominating & Corporate Governance Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning and talent management, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Chair and presented to the Board.

The Board and the Nominating & Corporate Governance Committee monitor the size of the Board to facilitate effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed eight nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

During Fiscal 2017, the Board completed a comprehensive renewal of its composition, resulting in the addition of six new directors: James K. Gowans as Board Chair; David S. Smith as Audit Committee Chair; Trudy Curran as Health, Safety & Environmental Committee Chair, Thomas A. Andruskevich, Tim Dabson and Josef Vejvoda. The new members achieved the goals of adding to the Board deliberations, supplementing the Board’s capital markets and corporate development expertise, and providing insight into mid-stream and down-stream diamond market demand.

Compensation

Disclosure regarding Compensation set out in Article 7 of National Instrument 58-101F1 can be found on page 38 of this Management Proxy Circular (See “Compensation Governance”).

Board Committees

The Board has four Committees: Audit, Nominating & Corporate Governance, Human Resources & Compensation and Health, Safety & Environmental. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

The Nominating & Corporate Governance Committee of the Board of Directors has begun a process to identify potential candidates to assume the role of Chief Executive Officer, and has engaged Korn Ferry to assist in the process. That process is well underway and several qualified candidates have been interviewed.

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In addition to the standing committees noted above, on March 27, 2017, the Board of Directors formed a Special Committee to explore, review, and evaluate a range of potential strategic alternatives focused on maximizing shareholder value. The members of the Special Committee are Trudy Curran, Jim Gowans, David Smith and Josef Vejvoda. The Special Committee, working together with the Corporation’s management team and advisors, has a mandate which includes considering strategic alternatives available to the Corporation.

Strategic Planning and Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies and the Board oversees the planning, progress and fulfillment of the Corporation’s strategic goals. These strategies are under constant review by the Board and senior management.

It is the Board’s practice to conduct a formal annual evaluation of the Board, its Committees and individual directors, including a peer review. As part of this evaluation process, Board members would complete a written survey designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its Committees and individual directors. The individual surveys would then be sent to the Non-Executive Chair accompanied with a summary of the responses.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. The Audit Committee is specifically tasked to oversee the Corporation’s process for identifying and managing enterprise risks. Management reports regularly to the Audit Committee and the Board in relation to principal risks which potentially affect the Corporation's business activities. The Audit Committee reviews and assesses management’s overall process to identify principal risks that could affect the achievement of the Corporation’s business plans and provides the Audit Committee’s view to the Board. In addition, the Audit Committee oversees and monitors the Corporation’s compliance with legal and regulatory requirements and the performance of the Corporation's Risk & Internal Audit function. For a detailed explanation of the risks and uncertainties that the Corporation is subject to, see the section titled “Risks and Uncertainties” in the Corporation’s Annual Information Form.

The Board regularly reviews management succession plans and, where necessary, initiate and supervise searches for replacement candidates. The Board also set objectives for, and review the performance of, the senior officers of the Corporation, and approve their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and United States regulatory developments affecting corporate governance, accountability and disclosure

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SCHEDULE 2 – AMENDMENTS TO BY-LAW NO. 1

DOMINION DIAMOND CORPORATION
(the “Corporation”)

AMENDMENT NO. 1 TO BY-LAW NO. 1

By-law No. 1 of the Corporation is amended as follows:

1.	To delete Section 3.6 of By-law No. 1 in its entirety.

2.	To delete Section 8.1 of By-law No. 1 in its entirety and to substitute therefore the following:

“Chairperson, Secretary and Scrutineers

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: chairperson of the Board; a director of the Corporation who has been appointed by the Board as chairperson of the meeting; any other person who has been selected to act as chairperson of the meeting by the Board; president of the Corporation; or a vice-president of the Corporation who is a shareholder. If no such person is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.”

3.	To delete Section 8.3 of By-law No. 1 in its entirety and to substitute therefor the following:

“Quorum

A quorum for the transaction of business at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.”

4.	To delete Section 8.7 of By-law No. 1 in its entirety.

This amendment was made by resolution of the directors of the Corporation on May 6, 2017.

SCHEDULE 3 – ADVANCE NOTICE BY-LAW

DOMINION DIAMOND CORPORATION
BY-LAW NO. 2

A by-law relating generally to requirements for the advance notice of nomination of directors of Dominion Diamond Corporation (the “Corporation”).

Adopted by the Board of Directors on May 6, 2017, to be effective upon confirmation by the shareholders of the Corporation.

PART 1 - INTRODUCTION

1.1

The purpose of this Advance Notice By-law (the “Advance Notice By-law”) is to establish the conditions and a clear framework for nominating directors to the board of directors of the Corporation (the “Board”). This Advance Notice By-law fixes a deadline by which registered or beneficial owners of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information to be provided and other procedures to be followed, in respect of such nomination. This Advance Notice By-law will be subject to amendment from time to time.

PART 2 - NOMINATION OF DIRECTORS

2.1

Only persons who are nominated in accordance with the procedures set out in this Advance Notice By-law shall be eligible for election as directors to the Board. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”) or a requisition of a shareholders meeting by one or more shareholders made in accordance with the provisions of the Act; or

(c)

by any person entitled to vote at such meeting (including on behalf of any beneficial shareholder entitled to vote at such meeting) (a “Nominating Shareholder”), who: (i) at the close of business on the date of the giving of the notice provided for in Section 2.2 below and on the record date for notice of such meeting, is either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) has given timely notice in proper written form as set forth in this Advance Notice By-law.

2.2	For a nomination made by a Nominating Shareholder to be a timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the Corporate Secretary of the Corporation:

(a)

(ain the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders; provided, however, that if the first public announcement made by the Corporation of the date of the annual meeting of shareholders is less than fifty (50) days prior to the meeting date, not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of such annual meeting of shareholders is made by the Corporation;

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders is made by the Corporation.

2.3	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth or be accompanied by, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as director (a “Proposed Nominee”):

(i)	the name, age and business and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of the notice;

(v)

a description of any relationship, agreement, arrangement or understanding (including financial, compensation and indemnity related or otherwise) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as a director of the Corporation; and

(vi)

other information relating to the Proposed Nominee that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

(b)	as to each Nominating Shareholder giving the notice:

(i)	their name, business and residential address;

(ii)

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of the notice;

(iii)

their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)

full particulars regarding any proxy, contract, relationship, agreement, arrangement or understanding (including financial, compensation and indemnity related or otherwise) pursuant to which such Nominating Shareholder, or any of its affiliates or associates or any person or entity acting jointly or in concert with such Nominating Shareholder, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board; and

(v)

any other information relating to the Nominating Shareholder that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

References to “Nominating Shareholder” in this section shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

2.4

Any notice or other document or information required to be given to the Corporate Secretary of the Corporation pursuant to this Advance Notice By-law may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the [principal executive offices] of the Corporation or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery shall be deemed to have been made on the next following day that is a business day.

PART 3 - ADDITIONAL MATTERS

3.1

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Advance Notice By-law, and if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall not be considered at any meeting of shareholders.

3.2	The board may, in its sole discretion, waive any requirement of this Advance Notice By-law.

3.3

For the purposes of this Advance Notice By-law, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada and/or the United States, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and/or on EDGAR at www.sec.gov/edgar.shtml.

Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors